Exhibit 3.10

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following management’s discussion and analysis (“MD&A”) of the financial condition and results of operations for Strathcona Resources Ltd. (the “Company” or “Strathcona”) is dated August 7, 2025 and should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements (and related notes) as at and for the three and six months ended June 30, 2025 and 2024 (the “interim financial statements”) and the Company's audited consolidated financial statements as at and for the years ended December 31, 2024 and 2023 (the "annual financial statements"). The interim financial statements have been prepared in accordance with IFRS® Accounting Standards (the “Accounting Standards”) as issued by the International Accounting Standards Board, in Canadian dollars, except where indicated otherwise. The interim financial statements, annual financial statements, and MD&A of Strathcona have been prepared by management, reviewed by the Audit Committee of the Company's Board of Directors and were approved by the Company’s Board of Directors.

This MD&A contains forward looking information; see “Forward-Looking Information” in this MD&A for further information. The following MD&A also contains financial measures that do not have a standardized meaning under the Accounting Standards and may not be comparable to similar financial measures disclosed by other issuers; see “Specified Financial Measures” in this MD&A for further information. This MD&A contains certain oil and gas metrics and measures; see “Advisories Regarding Oil & Gas Information” at the end of this MD&A.

All dollar amounts are referenced in Canadian dollars and, in the case of amounts presented in tabular form, in millions of Canadian dollars, in each case except when noted otherwise. All per unit figures are based on commodity sales volumes, net of blending. Sales volumes differ from production volumes as a result of changes in oil inventory.

DESCRIPTION OF BUSINESS

Strathcona is a corporation that exists under, and is governed by, the provisions of the Business Corporations Act (Alberta) (the “ABCA”). Strathcona's common shares are listed on the TSX under the trading symbol "SCR".

At June 30, 2025, approximately 79.6% of the Company's common shares were owned by certain entities comprising Waterous Energy Fund and its affiliates (collectively "WEF").

RECENT DEVELOPMENTS

During the three months ended June 30, 2025 the Company entered into three separate asset purchase and sale agreements to dispose of its Montney segment. The Montney segment represents a separate major line of business and geographical area of operations, therefore, its results have been classified as discontinued operations in accordance with IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations.

Groundbirch Asset Sale

On June 1, 2025 the Company completed the disposition of assets located primarily in the Groundbirch area in Northeast British Columbia (the “Groundbirch Asset Sale”) for aggregate proceeds of $291.6 million, inclusive of interim closing adjustments, paid in common shares of Tourmaline Oil Corp. An associated gain on sale of assets of $138.3 million was recognized on close of the transaction.

Kakwa and Grande Prairie Asset Sales

On May 14, 2025, the Company entered into asset purchase and sale agreements pursuant to which the Company agreed to sell assets primarily located in the Kakwa and Grande Prairie areas in Northwest Alberta (the "Kakwa and Grande Prairie Asset Sales"). On July 2, 2025, the Company completed the Kakwa and Grande Prairie Asset Sales for total cash consideration of $2,426.7 million, inclusive of interim closing adjustments. The carrying value of the associated assets and liabilities at June 30, 2025 was $1,802.4 million.

Based on preliminary accounting, the total combined estimated gain on sale of assets for the three disposition packages is expected to be approximately $760 million, before final closing adjustments.

1 | STRATHCONA RESOURCES LTD.

The Company continues to assess the preferred use of proceeds from the sale of the Montney assets, including the potential payment of a distribution to Strathcona's shareholders. Any such distribution will be at the sole discretion of the board of directors of Strathcona. There are numerous factors that the board of directors may consider in determining whether or not to proceed with any such distribution, including, among others, factors such as Strathcona’s free cash flow, operating results, capital requirements, financial position, debt levels, market conditions, corporate strategy, requirements under the Company's debt arrangements, the success of the MEG Offer (as defined below) and applicable laws.

Offer to Acquire MEG Energy Corp.

On May 30, 2025, Strathcona formally commenced an offer (the "MEG Offer") to acquire all of the issued and outstanding common shares (the "MEG Shares") of MEG Energy Corp. ("MEG") not already owned by the Company or its affiliates, together with the associated rights issued and outstanding under the shareholder rights plan of MEG. Upon acceptance of the MEG Offer, each holder of MEG Shares whose MEG Shares are taken up by Strathcona will be entitled to receive, for each MEG Share, 0.62 of a Common Share and $4.10 in cash, subject to the terms and conditions of the MEG Offer, as set forth in the MEG Offer to Purchase and accompanying Take-Over Bid Circular dated May 30, 2025, available on Strathcona's website and under the Company’s profile on SEDAR+ at www.sedarplus.ca. The MEG Offer is open for acceptance until 5:00 p.m. (Mountain Time) on Monday, September 15, 2025, unless extended, accelerated or withdrawn by the Company in accordance with its terms.

In connection with the MEG Offer, on May 29, 2025, certain limited partnerships comprising Waterous Energy Fund III ("WEF III") committed to subscribe for and purchase 21.4 million subscription receipts of the Company ("Subscription Receipts") at a price of $30.92 per Strathcona Subscription Receipt (the "WEF III Equity Investment"). On June 27, 2025, the Company entered into a subscription receipt agreement with WEF III (the "Subscription Receipt Agreement") relating to the WEF III Equity Investment and issued 21.4 million Subscription Receipts to WEF III for aggregate gross proceeds of $661.7 million which were placed into escrow. See "Subscription Receipts" section in this MD&A.

If the MEG Offer is successful and the Company completes a second stage transaction to acquire all of the MEG Shares not already owned or acquired pursuant to the MEG Offer, the Company expects to issue approximately 145 million common shares (or 143 million common shares assuming all treasury settled incentive awards of MEG are settled in cash), for MEG Shares deposited or otherwise acquired thereunder. The Company anticipates that an aggregate of approximately 381 million common shares (or 379 million common shares, assuming all treasury-settled incentive awards of MEG are settled in cash) will be issued and outstanding following completion of the MEG Offer or second stage transaction, if applicable, and the WEF III Equity Investment. The Company expects to fund aggregate cash consideration of approximately $957.8 million (or approximately $947.1 million assuming all treasury settled incentive awards of MEG are settled in cash) payable under the MEG Offer or second stage transaction, if applicable, through a combination of a draw down on the Credit Facilities (as defined in the "Capital Resources" section of this MD&A) and using the proceeds from the WEF III Equity Investment.

If the MEG Offer is successful and a second stage transaction, if applicable, is completed, WEF, following completion of the WEF III Equity Investment, is expected to own, or control or direct, approximately 51% of the issued and outstanding common shares.

On June 6, 2025, the TSX approved the conditional listing of 147.9 million common shares issuable pursuant to the MEG Offer and 21.4 million common shares issuable upon the conversion of the Subscription Receipts issued pursuant to the WEF III Equity Investment.

On June 20, 2025, the Company received a No-Action Letter from the Commissioner of Competition (the "Commissioner") under the Competition Act (Canada) (the "Competition Act") indicating that the Commissioner does not, at that time, intend to challenge the MEG Offer by making an application to the Competition Tribunal under Section 92 of the Competition Act, while reserving the Commissioner's statutory right to challenge the transaction before the Competition Tribunal at any time within one year of the MEG Offer being completed.

On July 3, 2025, the waiting period under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") expired in respect of the MEG Offer and Strathcona is therefore entitled under the HSR Act to complete the MEG Offer.

2 | STRATHCONA RESOURCES LTD.

GUIDANCE

Strathcona's 2025 production guidance is unchanged at the mid-point but is now set within a revised range of 152 to 158 Mboe per day, compared to the prior range of 150 to 160 Mboe per day. The Company’s 2025 capital budget of $1.2 billion remains unchanged.

	2025 Guidance(1)	Revised 2025 Guidance(2)
Production (Mboe/d)	150 – 160	152 – 158
Capital expenditures ($ millions)	1,200	1,200

(1)	As announced on May 15, 2025 and disclosed in the Company's MD&A for the three months ended March 31, 2025 and 2024.

(2)	Does not reflect any potential future acquisitions or divestments.

3 | STRATHCONA RESOURCES LTD.

PRESENTATION OF CONTINUING AND DISCONTINUED OPERATIONS

The financial results for the three and six months ended June 30, 2025 and June 30, 2024, are presented below to reconcile continuing and discontinued operations to total results. Total results is a non-GAAP measure which does not have a standardized meaning under the Accounting Standards and may not be comparable to similar financial measures disclosed by other issuers. Total results is used by Management to assess the historical financial performance of the total business and is not intended to be indicative of future results of the Company.

	Three Months Ended June 30, 2025			Three Months Ended June 30, 2024(1)
($ millions, unless otherwise indicated)	Continuing	Discontinued	Total	Continuing	Discontinued	Total
Revenues and other income
Oil and natural gas sales	974.7	234.7	1,209.4	1,231.1	241.2	1,472.3
Sale of purchased product	14.4	—	14.4	13.0	—	13.0
Royalties	(95.9)	(8.7)	(104.6)	(168.2)	(25.8)	(194.0)
Oil and natural gas revenues	893.2	226.0	1,119.2	1,075.9	215.4	1,291.3
Gain on risk management contracts	19.4	—	19.4	2.1	—	2.1
Midstream revenue	6.6	—	6.6	—	—	—
Other income (loss)	4.9	—	4.9	(0.1)	—	(0.1)
	924.1	226.0	1,150.1	1,077.9	215.4	1,293.3

Expenses
Purchased product	14.4	—	14.4	13.0	—	13.0
Blending costs	250.1	—	250.1	287.4	—	287.4
Production and operating	180.7	39.2	219.9	172.9	41.5	214.4
Transportation and processing	94.2	56.3	150.5	98.3	50.9	149.2
General and administrative	21.1	6.4	27.5	19.0	6.2	25.2
Interest	45.8	—	45.8	43.7	—	43.7
Transaction related costs	14.2	4.6	18.8	0.3	—	0.3
Finance costs	14.8	4.9	19.7	12.5	10.6	23.1
Depletion, depreciation and amortization	155.7	21.6	177.3	157.2	71.9	229.1
Foreign exchange (gain) loss	(39.5)	—	(39.5)	6.9	—	6.9
	751.5	133.0	884.5	811.2	181.1	992.3

Gain on marketable securities	24.6	—	24.6	—	—	—
Gain on sale of assets, net	—	5.3	5.3	—	—	—
(Loss) on settlement of other obligations	—	(1.3)	(1.3)	—	—	—
Income before income taxes	197.2	97.0	294.2	266.7	34.3	301.0

Income tax expense	38.9	24.4	63.3	63.9	9.9	73.8
Income and comprehensive income	158.3	72.6	230.9	202.8	24.4	227.2

(1)	Comparative periods have been revised to reflect current period presentation, see the "Recent Developments" and "Discontinued Operations" sections of this MD&A.

4 | STRATHCONA RESOURCES LTD.

	Six Months Ended June 30, 2025			Six Months Ended June 30, 2024(1)
($ millions, unless otherwise indicated)	Continuing	Discontinued	Total	Continuing	Discontinued	Total
Revenues and other income
Oil and natural gas sales	2,151.0	517.4	2,668.4	2,271.9	499.2	2,771.1
Sale of purchased product	21.7	—	21.7	15.0	—	15.0
Royalties	(208.3)	(34.5)	(242.8)	(268.1)	(52.1)	(320.2)
Oil and natural gas revenues	1,964.4	482.9	2,447.3	2,018.8	447.1	2,465.9
Loss on risk management contracts	(58.6)	—	(58.6)	(37.6)	—	(37.6)
Midstream revenue	6.6	—	6.6	—	—	—
Other income	6.1	—	6.1	—	—	—
	1,918.5	482.9	2,401.4	1,981.2	447.1	2,428.3

Expenses
Purchased product	22.0	—	22.0	15.0	—	15.0
Blending costs	576.3	—	576.3	582.0	—	582.0
Production and operating	363.1	88.0	451.1	344.0	84.6	428.6
Transportation and processing	182.2	110.7	292.9	185.1	107.5	292.6
General and administrative	40.3	11.9	52.2	35.8	11.4	47.2
Interest	84.2	—	84.2	89.1	—	89.1
Transaction related costs	14.8	4.6	19.4	0.4	—	0.4
Finance costs	27.1	13.3	40.4	23.9	21.5	45.4
Depletion, depreciation and amortization	303.3	89.7	393.0	303.0	147.9	450.9
Foreign exchange (gain) loss	(40.5)	—	(40.5)	27.3	—	27.3
Unrealized loss on Sable remediation fund	—	—	—	0.1	—	0.1
	1,572.8	318.2	1,891.0	1,605.7	372.9	1,978.6

Gain on marketable securities	47.3	—	47.3	—	—	—
Gain on sale of assets, net	—	5.3	5.3	—	—	—
(Loss) on settlement of other obligations	—	(1.3)	(1.3)	—	—	—
Income before income taxes	393.0	168.7	561.7	375.5	74.2	449.7

Income tax expense	81.9	43.6	125.5	100.5	21.4	121.9
Income and comprehensive income	311.1	125.1	436.2	275.0	52.8	327.8

(1)	Comparative periods have been revised to reflect current period presentation, see the "Recent Developments" and "Discontinued Operations" sections of this MD&A.

5 | STRATHCONA RESOURCES LTD.

PRODUCTION VOLUMES

	Three Months Ended			Six Months Ended
	June 30, 2025	June 30, 2024(1)	March 31, 2025(1)	June 30, 2025	June 30, 2024(1)
Bitumen (bbl/d)	56,628	59,581	65,016	60,799	59,865
Heavy oil (bbl/d)	51,479	51,111	50,488	50,986	51,473
Condensate and light oil (bbl/d)	123	26	19	71	37
Total oil production (bbl/d)	108,230	110,718	115,523	111,856	111,375
Other NGLs (bbl/d)	44	2	3	23	2
Natural gas (mcf/d)	3,911	1,231	2,000	2,961	1,242
Total (boe/d) - continuing operations	108,926	110,925	115,859	112,373	111,584
Total (boe/d) - discontinued operations	72,442	70,841	78,750	75,579	71,860
Total (boe/d)	181,368	181,766	194,609	187,952	183,444
% liquids - continuing operations	99.4%	99.8%	99.7%	99.6%	99.8%

(1)	Comparative periods have been revised to reflect current period presentation, see the "Recent Developments" and "Discontinued Operations" sections of this MD&A.

Production volumes from continuing operations decreased 2% (or 1,999 boe per day) for the three months ended June 30, 2025 to an average of 108,926 boe per day compared to 110,925 boe per day for the same period of 2024. The decrease was primarily due to a planned turnaround at Tucker within the Cold Lake segment.

Production volumes from continuing operations increased 1% (or 789 boe per day) for the six months ended June 30, 2025 to an average of 112,373 boe per day compared to 111,584 boe per day for the same period of 2024. The increase is primarily due to the performance of new Tucker wells drilled as part of the Company’s capital program, partially offset by decreased volumes from a planned turnaround at Tucker within the Cold Lake segment.

Production volumes from continuing operations decreased 6% (or 6,933 boe per day) during the three months ended June 30, 2025 to an average of 108,926 boe per day compared to 115,859 boe per day for the three months ended March 31, 2025. The decrease was primarily due to a planned turnaround at Tucker within the Cold Lake segment.

6 | STRATHCONA RESOURCES LTD.

SALES VOLUMES

	Three Months Ended			Six Months Ended
	June 30, 2025	June 30, 2024(1)	March 31, 2025(1)	June 30, 2025	June 30, 2024(1)
Bitumen (bbl/d)	56,427	59,333	64,794	60,587	59,877
Heavy oil (bbl/d)	54,094	55,434	50,985	52,549	52,368
Condensate and light oil (bbl/d)	123	26	19	71	37
Total oil production (bbl/d)	110,644	114,793	115,798	113,207	112,282
Other NGLs (bbl/d)	44	2	3	23	2
Natural gas (mcf/d)	3,911	1,231	2,000	2,961	1,242
Total (boe/d) - continuing operations	111,340	115,000	116,134	113,723	112,491
Total (boe/d) - discontinued operations	72,466	70,841	78,750	75,591	71,860
Total (boe/d)	183,806	185,841	194,884	189,314	184,351

(1)	Comparative periods have been revised to reflect current period presentation, see the "Recent Developments" and "Discontinued Operations" sections of this MD&A.

Sales volumes typically trend with production volumes, except in cases of an inventory build or draw. Strathcona carries inventory on rail cars in transit to the US Gulf Coast, on pipelines and in storage tanks.

In the fourth quarter of 2024 and the first quarter of 2025, the Company had a build up of heavy oil inventory related to volumes transported by rail due to weather conditions which resulted in congestion at major rail hubs. This inventory was sold in the second quarter with inventory volumes associated with continuing operations at June 30, 2025 having been reduced.

7 | STRATHCONA RESOURCES LTD.

BUSINESS ENVIRONMENT

	Three Months Ended			Six Months Ended
	June 30, 2025	June 30, 2024	March 31, 2025	June 30, 2025	June 30, 2024
Benchmark Pricing
US$/bbl unless otherwise indicated
WTI(1)	63.74	80.57	71.42	67.58	78.76
WCS Hardisty(2)	53.46	66.96	58.75	56.11	62.30
WCS USGC(3)	61.00	74.69	67.74	64.37	72.29
WTI-WCS Hardisty differential	(10.28)	(13.61)	(12.67)	(11.47)	(16.46)
WTI-WCS USGC differential	(2.74)	(5.88)	(3.68)	(3.21)	(6.48)
NYMEX-AECO differential (US$/MMbtu)(4)	(2.10)	(0.95)	(2.41)	(2.25)	(0.91)
Condensate differential(5)	(0.29)	(3.43)	(1.53)	(0.91)	(3.80)

Average Exchange rate (C$/US$)	1.3840	1.3684	1.4348	1.4094	1.3586

CAD$/bbl unless otherwise indicated
WTI(1)	88.19	110.25	102.47	95.33	107.03
WCS Hardisty(2)	73.96	91.63	84.30	79.13	84.70
WCS USGC(3)	84.40	102.20	97.19	90.80	98.24
AECO 5A (C$/gj)(6)	1.60	1.12	2.05	1.83	1.74
Condensate par at Edmonton	87.77	105.56	100.28	94.02	101.87
AESO weighted average pool price (C$/MWh)(7)	41.26	45.35	41.21	41.24	73.16
CORRA (%)(8)	2.75	4.95	3.05	2.90	4.99

(1)	Calendar month average of West Texas Intermediate (“WTI”) oil.
(2)	Western Canadian Select (“WCS”).
(3)	United States Gulf Coast (“USGC”).
(4)	New York Mercantile Exchange (“NYMEX”) Futures Last Day differential / Relates to the Alberta Energy Company (“AECO”) 7A Index.
(5)	Condensate / WTI differential at Edmonton.
(6)	AECO hub pricing.
(7)	Alberta Electric System Operator (“AESO”) weighted average pool prices.
(8)	Canadian Overnight Repo Rate Average (“CORRA”).

WTI crude oil prices declined during the second quarter of 2025, with average prices decreasing by 11% compared to the first quarter of 2025. Early in the quarter, oil benchmarks experienced downward pressure due to subdued demand and increased supply, as global crude inventories exceeded typical seasonal levels and OPEC+ indicated intentions to raise production beginning in July. Additionally, decelerating economic growth in China and renewed concerns regarding the U.S.–China trade relationship further dampened market sentiment.

The WTI–WCS Hardisty differential continued to narrow during the second quarter of 2025, remaining at historically tight levels. This sustained strength in Canadian heavy oil pricing was supported by the full-period operation of the Trans Mountain Pipeline Expansion, which alleviated transportation constraints that previously led to significant price discounts at Hardisty. Maintenance activities and scheduled oil sands turnarounds in the first half of 2025 reduced bitumen production volumes, temporarily tightening supply and contributing to the narrower differential. Western Canadian crude inventories remained below the five-year range, driven by robust refinery demand and improved transportation capacity, thereby supporting WCS prices. Globally, OPEC+ production cuts and stricter sanctions on other heavy crude producers elevated the value of heavy sour crude relative to lighter grades.

At the U.S. Gulf Coast, the WTI–WCS differential also narrowed in the second quarter of 2025. The reduction in Venezuelan and Mexican heavy crude supplies, coupled with low Gulf Coast inventories and strong refining demand, resulted in WCS achieving a stronger price position relative to WTI.

AECO 5A natural gas prices decreased in the second quarter of 2025, primarily due to a mild winter and ample storage levels.

8 | STRATHCONA RESOURCES LTD.

REVENUE AND REALIZED PRICES

Oil and Natural Gas Sales – Net of Blending

	Three Months Ended			Six Months Ended
($ millions, unless otherwise indicated)	June 30, 2025	June 30, 2024(1)	March 31, 2025(1)	June 30, 2025	June 30, 2024(1)
Bitumen blend	548.6	703.2	721.7	1,270.3	1,327.0
Heavy oil, blended and raw	424.3	527.5	454.1	878.4	944.0
Condensate and light oil	0.9	0.3	0.2	1.1	0.5
Other natural gas liquids	0.1	—	—	0.1	—
Natural gas	0.8	0.1	0.3	1.1	0.4
Midstream revenue	6.6	—	—	6.6	—
Oil and natural gas sales	981.3	1,231.1	1,176.3	2,157.6	2,271.9
Loss on purchased product	—	—	(0.3)	(0.3)	—
Bitumen – blending cost	(208.4)	(244.9)	(281.0)	(489.4)	(496.7)
Heavy oil – blending cost	(41.7)	(42.5)	(45.2)	(86.9)	(85.3)
Oil and natural gas sales, net of blending - continuing operations(2)	731.2	943.7	849.8	1,581.0	1,689.9
Oil and natural gas sales, net of blending - discontinued operations(2)	234.7	241.2	282.7	517.4	499.2
Oil and natural gas sales, net of blending(2)	965.9	1,184.9	1,132.5	2,098.4	2,189.1

(1)	Comparative periods have been revised to reflect current period presentation, see the "Recent Developments" and "Discontinued Operations" sections of this MD&A.
(2)	A non-GAAP financial measure which does not have a standardized meaning under the Accounting Standards; see “Specified Financial Measures” section of this MD&A.

Oil and natural gas sales, net of blending from continuing operations, decreased 23% (or $212.4 million) for the three months ended June 30, 2025 to $731.2 million compared to $943.7 million in the same period of 2024. This decrease was primarily due to weaker oil benchmark pricing and lower sales volumes, partially offset by decreased blending costs due to lower condensate benchmark pricing.

Oil and natural gas, net of blending from continuing operations, decreased 6% (or $108.9 million) for the six months ended June 30, 2025 to $1,581.0 million compared to $1,689.9 million for the same period in 2024. This decrease was primarily due to weaker oil benchmark pricing, partially offset by decreased blending costs due to lower condensate benchmark pricing.

Oil and natural gas sales, net of blending from continuing operations, decreased 14% (or $118.6 million) for the three months ended June 30, 2025 to $731.2 million compared to $849.8 million in the three months ended March 31, 2025. This decrease was primarily due to lower sales volumes and weaker oil benchmark pricing, partially offset by decreased blending costs due to lower condensate benchmark pricing.

9 | STRATHCONA RESOURCES LTD.

Average Realized Prices

	Three Months Ended			Six Months Ended
	June 30, 2025	June 30, 2024(1)	March 31, 2025(1)	June 30, 2025	June 30, 2024(1)
Bitumen blend ($/bbl)(2)(3)	66.24	84.83	75.55	71.18	76.17
Heavy oil, blended and raw ($/bbl)(2)(3)	77.68	96.15	89.11	83.24	90.10
Condensate and light oil ($/bbl)	89.83	123.36	117.99	88.80	75.26
Realized oil ($/bbl)	71.94	92.23	83.80	76.79	85.09
Other natural gas liquids ($/bbl)	16.65	—	—	19.10	—
Natural gas ($/mcf)	12.68	5.36	10.00	2.04	10.62
Midstream revenue ($/bbl)	0.67	—	—	0.33	—
Combined ($/boe) - continuing operations	72.18	90.17	81.32	76.82	82.54
Combined ($/boe) - discontinued operations	35.60	37.42	39.89	37.82	38.17
Combined ($/boe)	57.75	70.06	64.58	59.27	65.24

(1)	Comparative periods have been revised to reflect current period presentation, see the "Recent Developments" and "Discontinued Operations" sections of this MD&A.
(2)	Realized prices are calculated using oil and natural gas sales and sale of purchased product, net of blending and purchased product.
(3)	A non-GAAP financial measure which does not have a standardized meaning under the Accounting Standards; see “Specified Financial Measures” section of this MD&A.

For three and six months ended June 30, 2025, combined realized price from continuing operations decreased 20% (or $17.98 per boe) and 7% (or $5.72 per boe) compared to the same periods of 2024. Combined realized price from continuing operations decreased 11% (or $9.14 per boe) for the three months ended June 30, 2025 compared to the three months ended March 31, 2025. These decreases were primarily due to lower average WTI benchmark prices, partially offset by narrower WCS Hardisty and USGC differentials and reduced condensate prices, which lowered per barrel blend costs.

ROYALTIES

	Three Months Ended			Six Months Ended
($ millions, unless otherwise indicated)	June 30, 2025	June 30, 2024(1)	March 31, 2025(1)	June 30, 2025	June 30, 2024(1)
Crown royalties	75.5	117.9	83.7	159.2	192.1
Freehold royalties	5.7	7.8	6.7	12.4	16.0
Gross overriding royalties	8.5	33.8	15.4	23.9	47.3
Other royalties	6.2	8.7	6.6	12.8	12.7
Royalties - continuing operations	95.9	168.2	112.4	208.3	268.1
Royalties - discontinued operations(1)	8.7	25.8	25.8	34.5	52.1
Royalties	104.6	194.0	138.2	242.8	320.2
Effective royalty rate (%) - continuing operations(2)	13.1%	17.8%	13.2%	13.2%	15.9%

(1)	Comparative periods have been revised to reflect current period presentation, see the "Recent Developments" and "Discontinued Operations" sections of this MD&A.
(2)	A non-GAAP financial measure which does not have a standardized meaning under the Accounting Standards; see “Specified Financial Measures” section of this MD&A.

For three and six months ended June 30, 2025, the effective royalty rate from continuing operations decreased to 13.1% from 17.8% and to 13.2% from 15.9%, respectively, compared to the same periods in 2024. These decreases reflect lower average commodity prices.

The effective royalty rate from continuing operations remained consistent at 13.1% for the three months ended June 30, 2025 compared to 13.2% for the three months ended March 31, 2025.

10 | STRATHCONA RESOURCES LTD.

PRODUCTION AND OPERATING EXPENSES

	Three Months Ended			Six Months Ended
($ millions, unless otherwise indicated)	June 30, 2025	June 30, 2024(1)	March 31, 2025(1)	June 30, 2025	June 30, 2024(1)
Production and operating – Energy	58.0	62.4	73.9	131.9	140.0
Production and operating – Non-energy	122.7	110.5	108.5	231.2	204.0
Production and operating expenses - continuing operations	180.7	172.9	182.4	363.1	344.0
Production and operating expenses - discontinued operations(1)	39.2	41.5	48.8	88.0	84.6
Production and operating expenses	219.9	214.4	231.2	451.1	428.6

Production and operating – Energy - continuing operations ($/boe)	5.73	5.96	7.08	6.41	6.84
Production and operating – Non-energy - continuing operations ($/boe)	12.10	10.55	10.38	11.24	9.96
Production and operating expenses - continuing operations ($/boe)	17.83	16.51	17.46	17.65	16.80

(1)	Comparative periods have been revised to reflect current period presentation, see the "Recent Developments" and "Discontinued Operations" sections of this MD&A.

Production and operating expenses from continuing operations increased 5% (or $7.8 million) for the three months ended June 30, 2025 to $180.7 million ($17.83 per boe) from $172.9 million ($16.51 per boe) in the same period of 2024. Energy costs decreased by $4.4 million ($0.23 per boe) primarily due to the purchase of carbon credits, which lowered the Company's initial estimate of the carbon tax burden compared to legislated rates, partially offset by increased fuel costs due to higher natural gas benchmark prices. Non-energy costs increased by $12.2 million ($1.55 per boe) due primarily to higher downhole and surface maintenance expenses and the addition of midstream throughput fees at the newly acquired Hardisty Rail Terminal, partially offset by a reduction in chemical expenditures.

Production and operating expenses from continuing operations increased 6% (or $19.1 million) for the six months ended June 30, 2025 to $363.1 million ($17.65 per boe) from $344.0 million ($16.80 per boe) in the same period of 2024. Energy costs decreased by $8.1 million ($0.43 per boe) primarily due to the purchase of carbon credits, which lowered the Company's initial estimate of the carbon tax burden compared to legislated rates, partially offset by increased fuel costs due to higher natural gas benchmark prices. Non-energy costs increased by $27.2 million ($1.28 per boe) primarily due to higher downhole, surface maintenance and chemical expenses and the addition of midstream throughput fees at the newly acquired Hardisty Rail Terminal.

Production and operating expenses from continuing operations decreased 1% (or $1.7 million) for the three months ended June 30, 2025 to $180.7 million ($17.83 per boe) from $182.4 million ($17.46 per boe) for the three months ended March 31, 2025. Energy production and operating costs decreased 22% (or $15.9 million) due to the purchase of carbon credits, which lowered the Company's initial estimate of the carbon tax burden compared to legislated rates and decreased fuel costs due to lower natural gas benchmark prices. Non-energy production and operating costs increased 13% (or $14.2 million) primarily due to increases in surface maintenance and the addition of midstream throughput fees at the newly acquired Hardisty Rail Terminal.

11 | STRATHCONA RESOURCES LTD.

TRANSPORTATION EXPENSES

	Three Months Ended			Six Months Ended
($ millions, unless otherwise indicated)	June 30, 2025	June 30, 2024(1)	March 31, 2025(1)	June 30, 2025	June 30, 2024(1)
Transportation expenses - continuing operations	94.2	98.3	88.0	182.2	185.1
Transportation and processing expenses - discontinued operations	56.3	50.9	54.4	110.7	107.5
Transportation and processing expenses	150.5	149.2	142.4	292.9	292.6

$ per boe - continuing operations	9.30	9.39	8.42	8.85	9.04

(1)	Comparative periods have been revised to reflect current period presentation, see the "Recent Developments" and "Discontinued Operations" sections of this MD&A.

Transportation expenses from continuing operations decreased 4% (or $4.1 million) for the three months ended June 30, 2025 to $94.2 million ($9.30 per boe) compared to $98.3 million ($9.39 per boe) in the same period of 2024. Transportation expenses from continuing operations decreased 2% (or $2.9 million) for the six months ended June 30, 2025 to $182.2 million ($8.85 per boe) compared to $185.1 million ($9.04 per boe) in the same period of 2024. These decreases are primarily attributable to lower volumes sold on rail and utilization of make-up rights at the Cold Lake segment.

Transportation expenses from continuing operations increased 7% (or $6.2 million) for the three months ended June 30, 2025 to $94.2 million ($9.30 per boe) from $88.0 million ($8.42 per boe) in the three months ended March 31, 2025. This increase is due to increased volumes sold on rail and the absence of make-up rights at the Cold Lake segment for a portion of the second quarter of 2025.

DEPLETION, DEPRECIATION AND AMORTIZATION (“DD&A”)

	Three Months Ended			Six Months Ended
($ millions, unless otherwise indicated)	June 30, 2025	June 30, 2024(1)	March 31, 2025(1)	June 30, 2025	June 30, 2024(1)
Depletion expense	146.2	147.7	137.8	284.0	284.2
Depreciation and amortization expense	9.5	9.5	9.8	19.3	18.8
DD&A - continuing operations	155.7	157.2	147.6	303.3	303.0
DD&A - discontinued operations	21.6	71.9	68.1	89.7	147.9
DD&A	177.3	229.1	215.7	393.0	450.9
$ per boe - continuing operations	15.36	15.03	14.12	14.73	14.80

(1)	Comparative periods have been revised to reflect current period presentation, see the "Recent Developments" and "Discontinued Operations" sections of this MD&A.

DD&A expense from continuing operations decreased 1% (or $1.5 million) for the three months ended June 30, 2025 to $155.7 million ($15.36 per boe) compared to $157.2 million ($15.03 per boe) for the same period of 2024. This decrease was primarily due to lower sales volumes.

DD&A expense from continuing operations remained consistent for the six months ended June 30, 2025 at $303.3 million ($14.73 per boe), compared to $303.0 million ($14.80 per boe) for the same period of 2024.

DD&A expense from continuing operations increased 5% (or $8.1 million) during the three months ended June 30, 2025 to $155.7 million ($15.36 per boe) compared to $147.6 million ($14.12 per boe) for the three months ended March 31, 2025. The increase reflects a higher proportion of sales volumes from areas with a higher per barrel rate of depletion.

12 | STRATHCONA RESOURCES LTD.

GENERAL AND ADMINISTRATION EXPENSES (“G&A”)

	Three Months Ended			Six Months Ended
($ millions, unless otherwise indicated)	June 30, 2025	June 30, 2024(1)	March 31, 2025(1)	June 30, 2025	June 30, 2024(1)
G&A expenses - continuing operations	21.1	19.0	19.2	40.3	35.8
G&A expenses - discontinued operations	6.4	6.2	5.5	11.9	11.4
G&A expenses	27.5	25.2	24.7	52.2	47.2

$ per boe - continuing operations	2.09	1.81	1.83	1.96	1.75

(1)	Comparative periods have been revised to reflect current period presentation, see the "Recent Developments" and "Discontinued Operations" sections of this MD&A.

For the three and six months ended June 30, 2025 G&A expenses from continuing operations increased 11% (or $2.1 million) and 13% (or $4.5 million) compared to the same periods of 2024. G&A expenses from continuing operations increased 10% (or $1.9 million) during the three months ended June 30, 2025 compared to the three months ended March 31, 2025. The increases were primarily due to higher personnel costs resulting from the growth of the business and the internal corporate re-organization completed in the fourth quarter of 2024 as well as increased information technology costs.

INTEREST

	Three Months Ended			Six Months Ended
($ millions, unless otherwise indicated)	June 30, 2025	June 30, 2024	March 31, 2025	June 30, 2025	June 30, 2024
Interest	45.8	43.7	38.4	84.2	89.1
Weighted average interest rate (%)	5.6%	6.3%	5.7%	5.7%	6.3%

For the three months ended June 30, 2025, interest expense increased 5% (or $2.1 million) to $45.8 million compared to $43.7 million in the same period of 2024. Interest expense increased 19% (or $7.4 million) for the three months ended June 30, 2025 to $45.8 million compared to $38.4 million for the three months ended March 31, 2025. The increases were primarily due to higher debt levels.

For the six months ended June 30, 2025, interest expense decreased 5% (or $4.9 million) to $84.2 million compared to $89.1 million in the same period of 2024. The decrease was primarily due to lower interest rates in 2025 compared to 2024.

During the six months ended June 30, 2025, the Company recorded $24.2 million in interest expense on the Senior Notes (as defined in the “Capital Resources” section of this MD&A) (June 30, 2024 – $23.4 million), and $59.8 million in interest expense on the Credit Facilities (June 30, 2024 - $79.9 million), and a realized loss of $0.2 million on interest rate swaps (June 30, 2024 - realized gain of $14.2 million).

The impact of changes in interest rates is partially mitigated through interest rate swaps, see the “Risk Management - Market Risk - Interest Rate Risk” section of this MD&A.

13 | STRATHCONA RESOURCES LTD.

FINANCE COSTS

	Three Months Ended			Six Months Ended
($ millions, unless otherwise indicated)	June 30, 2025	June 30, 2024(1)	March 31, 2025(1)	June 30, 2025	June 30, 2024(1)
Accretion of lease obligations	1.9	2.4	1.8	3.7	4.7
Accretion of decommissioning provision	7.5	5.1	5.3	12.8	10.1
Amortization of debt issuance costs	5.4	5.0	5.2	10.6	9.1
Finance costs - continuing operations	14.8	12.5	12.3	27.1	23.9
Finance costs - discontinued operations	4.9	10.6	8.4	13.3	21.5
Finance costs	19.7	23.1	20.7	40.4	45.4

(1)	Comparative periods have been revised to reflect current period presentation, see the "Recent Developments" and "Discontinued Operations" sections of this MD&A.

Finance costs from continuing operations for the three months ended June 30, 2025 increased 18% (or $2.3 million) to $14.8 million compared to $12.5 million for the same period of 2024. Finance costs from continuing operations increased 13% (or $3.2 million) to $27.1 million for the period ended June 30, 2025 compared to $23.9 million in the same period of 2024. The increases were primarily due to an increase in the credit adjusted rate used to accrete the decommissioning provision from 8% to 10%.

TAX POOLS

As at June 30, 2025, the Company had approximately $5,242.6 million (December 31, 2024 - $5,595.4 million) of tax pools available for deduction in future periods as shown in the table below.

($ millions, unless otherwise indicated)	Annual Pool Deduction Rate	June 30, 2025(4)	December 31, 2024
Canadian oil and gas property expenditures(1)	10%	593.3	838.5
Canadian development expenditures(1)	30%	1,354.3	1,279.7
Canadian exploration expenditures(1)	100%	10.1	18.3
Undepreciated capital costs(2)	4% - 55%	1,627.8	1,502.6
Non-capital losses	100%	1,419.8	1,707.6
Other(3)		237.3	248.7
Total tax pools		5,242.6	5,595.4

(1)	Amount is net of tax pools where deductibility is uncertain.

(2)	As at June 30, 2025, approximately 89% (December 31, 2024 – 92%) of costs in this pool have an annual deduction rate of 25%.

(3)	"Other" tax pools are comprised of federal and provincial scientific research and experimental development expenditure pools and credits and financing costs.

(4)	Tax pool summary does not reflect the reduction to certain tax pool balances that will result from the Kakwa Asset Sale and Grande Prairie Asset Sale that closed July 2, 2025.

14 | STRATHCONA RESOURCES LTD.

RISK MANAGEMENT

The Company’s activities expose it to a variety of financial risks that arise as a result of its exploration, development, production and financing activities. These risks include credit risk, liquidity risk and market risk.

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. This will arise principally from outstanding receivables related to oil and natural gas customers, counterparties with which financial derivative contracts are held, and joint interest partners.

On entering into any business contract, the extent to which the arrangement exposes the Company to credit risk is considered. The Company’s policy to mitigate credit risk associated with these balances is to establish relationships with reputable counterparties, review the financial capacity of its counterparties, request prepayment as deemed advisable and, in certain circumstances, the Company may seek enhanced credit protection from a counterparty or purchase accounts receivable insurance.

Market Risk

Market risk is the risk that the future fair value or cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk is comprised of commodity price risk, foreign exchange risk and interest rate risk. The Company uses financial risk management contracts to reduce volatility in financial results and to ensure a certain level of cash flow to fund planned capital projects.

Commodity Price Risk

The Company’s operational results and financial condition are largely dependent on the commodity price received for oil and natural gas production. Commodity prices have fluctuated widely in recent years due to global and regional factors including supply and demand fundamentals, inventory levels, weather, economic and geopolitical factors. The Company uses financial derivative instruments and other commodity derivative mechanisms to help limit the adverse effects of commodity price volatility. However, the Company does not have commodity contracts in place for all its production and expects there will always be a portion that remains unhedged. Furthermore, the Company may use financial derivative instruments that offer only limited protection within selected price ranges. To the extent price exposure is hedged, the Company may forego the benefits that would otherwise be experienced if commodity prices increase.

The following table summarizes the Company’s commodity contracts outstanding as at August 6, 2025.

Term	Contract(1)	Index	Currency	Volume	Units	Price
Jul 1, 2025 - Sep 30, 2025	Swap	WCS	USD	50,000	bbl/d	$(12.93)
Oct 1, 2025 - Dec 31, 2026	Swap	WCS	USD	50,000	bbl/d	$(14.40)
Jul 1, 2025 - Sep 30, 2025	Swap	ARV	USD	23,500	bbl/d	$(3.46)
Jul 1, 2025 - Dec 31, 2025	3-Way (Sold Put)	WTI	USD	50,000	bbl/d	$50.00
Jul 1, 2025 - Dec 31, 2025	3-Way (Bought Put)	WTI	USD	50,000	bbl/d	$60.00
Jul 1, 2025 - Dec 31, 2025	3-Way (Sold Call)	WTI	USD	50,000	bbl/d	$80.10
Jan 1, 2026 - Dec 31, 2026	Swap	AECO	CAD	7,500	GJ/d	$2.77

(1)	For swap contracts, Strathcona receives the fixed price and pays the index. A 3-way option structure is a risk management strategy involving the purchase of a put option to establish a price floor, offset by the sale of a lower-strike put and a higher-strike call to reduce the net premium cost.

15 | STRATHCONA RESOURCES LTD.

Foreign Exchange Risk

The Company is exposed to fluctuations of the CAD to USD exchange rate given commodity pricing is directly influenced by USD denominated benchmark pricing. In addition, the Company periodically borrows from its Credit Facilities in USD and the Senior Notes are denominated in USD. The Company actively manages foreign exchange risk using foreign exchange derivatives.

The following table summarizes the Company’s foreign exchange contract on revenues as at the date of this MD&A.

Term	Contract	Bought Put - USD per Month	Bought Put Price - CAD/USD	Sold Call - USD per Month	Sold Call - CAD/USD
Sept 1, 2025 - Jun 30, 2026	Collar	100.0 million	1.2500	130.0 million	1.4500

The following table summarizes the Company’s foreign exchange contract on the Senior Notes as at the date of this MD&A.

Expiry	Contract	USD	CAD/USD Strike
Jul 31, 2026	Sold Put Option	500.0 million	1.3775

Interest Rate Risk

The Company is exposed to movements in floating interest rates on the Credit Facilities. The Company is not exposed to interest rate risk on the Senior Notes or other liabilities as they bear a fixed interest rate.

The following table summarizes the Company’s risk management contracts in place to fix interest rates as at the date of this MD&A.

Notional (C$)	Term	Contract	Index	Contract Price
1,500.0 million	Oct 1, 2024 - Apr 30, 2030	Swap(1)	CORRA	2.9453%

(1)	The swap contracts have a term to April 30, 2030. The counterparties have an option to terminate the swap effective May 1, 2028, which is exercisable on April 28, 2028.

For a listing of the Company’s commodity contracts, foreign exchange and interest rate contracts outstanding as at June 30, 2025 refer to Note 15 in the interim financial statements.

Refer to the “Capital Resources” section of this MD&A for information on the Company’s cross-currency interest rate swaps related to debt.

The following table summarizes the Company’s gains and losses on risk management contracts.

	Three Months Ended			Six Months Ended
($ millions, unless otherwise indicated)	June 30, 2025	June 30, 2024	March 31, 2025	June 30, 2025	June 30, 2024
Loss on risk management contracts - realized	4.6	11.4	0.9	5.5	6.9
(Gain) loss on risk management contracts - unrealized	(24.0)	(13.5)	77.1	53.1	30.7
Total (gain) loss on risk management contracts	(19.4)	(2.1)	78.0	58.6	37.6
Realized loss on risk management contracts per boe(1)	0.28	0.67	0.05	0.16	0.21

(1)	Calculated using sales volumes for both continuing and discontinued operations.

16 | STRATHCONA RESOURCES LTD.

Strathcona realized a loss on risk management contracts of $4.6 million for the three months ended June 30, 2025, compared to a loss of $11.4 million for the same period in 2024. The Company realized a loss on risk management contracts of $5.5 million for the six months ended June 30, 2025, compared to a loss of $6.9 million for the same period in 2024. The realized losses are due to realized commodity benchmark prices in comparison to contracted hedge pricing.

As at June 30, 2025, the mark-to-market value of risk management contracts was a net liability of $93.9 million (December 31, 2024 - net liability of $40.7 million). Unrealized gains and losses represent the change in the mark-to-market values of these contracts due to the fluctuation of forward commodity prices, exchange rates and interest rates. The significant assumptions made in determining the fair value of financial instruments are disclosed in Note 15 to the interim financial statements.

MARKETABLE SECURITIES

The following table summarizes the Company's marketable securities as at June 30, 2025:

As at	June 30, 2025
Balance as at December 31, 2024	—
Additions	855.6
Gain on marketable securities	47.3
Balance, end of period	902.9

Marketable securities represent equity interests in publicly-traded companies that the Company has acquired either through open market transactions or as consideration in the Groundbirch Asset Sale.

During the three and six months ended June 30, 2025, the Company recognized a gain on marketable securities of $24.6 million and $47.3 million, respectively (for the three and six months ended June 30, 2024 - nil). The Company recognized dividend income for the three and six months ended June 30, 2025 of $4.7 million and $5.8 million, respectively (for the three and six months ended June 30, 2024 - nil).

CAPITAL EXPENDITURES

The following table summarizes the Company’s capital expenditures by category.

	Three Months Ended			Six Months Ended
($ millions, unless otherwise indicated)	June 30, 2025	June 30, 2024	March 31, 2025	June 30, 2025	June 30, 2024
Drilling, completion and equipping	214.5	163.1	199.2	413.7	328.5
Facilities and pipelines	137.8	96.1	120.2	258.0	170.4
Recompletion, workovers and polymer powder	13.4	24.2	18.4	31.8	53.2
Capitalized G&A and other expenditures	13.3	14.6	12.2	25.5	32.0
Capital expenditures(1)	379.0	298.0	350.0	729.0	584.1

(1)	Capital expenditures includes continuing and discontinued operations.

For the three months ended June 30, 2025, drilling, completion and equipping activities accounted for 57% of capital expenditures as the Company drilled 54 new wells during the second quarter of 2025; 17 in Cold Lake, 33 in Lloydminster and 4 in Montney. For the six months ended June 30, 2025, drilling, completion and equipping activities accounted for 57% of capital expenditures as the Company drilled 125 new wells during the year; 30 at Cold Lake, 82 in Lloydminster and 13 in Montney. For three and six months ended June 30, 2025, facilities and pipeline expenditures accounted for 36% and 35% of capital expenditures, respectively, and relate primarily to the construction of the Meota Central processing facility, the turnaround at Tucker, and one-time steam generation expansion and debottlenecking at Lindbergh.

17 | STRATHCONA RESOURCES LTD.

FOREIGN EXCHANGE

	Three Months Ended			Six Months Ended
($ millions, unless otherwise indicated)	June 30, 2025	June 30, 2024	March 31, 2025	June 30, 2025	June 30, 2024
Realized loss (gain)	4.2	(0.5)	(0.2)	4.0	1.5
Unrealized (gain) loss - Senior Notes	(39.0)	6.9	0.2	(38.8)	21.8
Unrealized (gain) loss - Credit Facilities	(1.9)	(20.6)	(28.2)	(30.1)	29.5
Unrealized loss (gain) - cross-currency swaps	1.9	20.9	28.2	30.1	(28.6)
Unrealized (gain) loss - other	(4.7)	0.2	(1.0)	(5.7)	3.1
Foreign exchange (gain) loss	(39.5)	6.9	(1.0)	(40.5)	27.3

Foreign exchange for the three months ended June 30, 2025 resulted in a gain of $39.5 million compared to a loss of $6.9 million and a gain of $1.0 million for the three months ended June 30, 2024 and March 31, 2025, respectively. For the six months ended June 30, 2025, foreign exchange resulted in a gain of $40.5 million compared to a loss of $27.3 million in the same period of 2024. The foreign exchange gains and losses are driven by the CAD/USD exchange rate applied to U.S. dollar denominated debt balances net of cross-currency swaps.

SEGMENT RESULTS

The Chief Operating Decision Makers ("CODMs") of the Company are comprised of the Chief Financial Officer, Chief Operating Officer and Chief Commercial Officer. The CODMs review and evaluate the Company's performance, and have identified two operating segments based on the similarity of services and goods provided and economic characteristics exhibited by the operating segments. The two operating segments are:

•	Cold Lake, which includes the development and production of bitumen in the Cold Lake region of Northern Alberta; and

•	Lloydminster, which includes the development and production of heavy oil through enhanced oil recovery and thermal steam-assisted gravity drainage ("SAGD") methods in Southeast Alberta and Southwest Saskatchewan.

The Company reports activities not directly attributable to an operating segment under Corporate and Midstream, which includes the Hardisty Rail Terminal.

The following tables present the financial performance by reportable segment and include a measure of segment profit or loss regularly reviewed by CODMs for the noted periods ended June 30, 2025 and 2024. Certain comparative information related to finance costs and general and administrative costs have been allocated by segment to conform with current period presentation. For the year ended December 31, 2024, Field Operating Earnings was used by the CODMs to evaluate segment profit or loss. Operating Earnings was used by the CODMs commencing for the period ended March 31, 2025.

See the "Recent Developments" and "Discontinued Operations" sections in this MD&A for information regarding the sale of the Company's Montney segment.

18 | STRATHCONA RESOURCES LTD.

	Cold Lake Segment			Lloydminster Segment			Corporate and Midstream			Consolidated(1)
For the Three Months Ended ($ millions, unless otherwise indicated)	Jun 30, 2025	Jun 30, 2024	Mar 31, 2025	Jun 30, 2025	Jun 30, 2024	Mar 31, 2025	Jun 30, 2025	Jun 30, 2024	Mar 31, 2025	Jun 30, 2025	Jun 30, 2024	Mar 31, 2025
Production volumes
Bitumen (bbl/d)	56,628	59,581	65,016	—	—	—	—	—	—	56,628	59,581	65,016
Heavy oil (bbl/d)	—	—	—	51,479	51,111	50,488	—	—	—	51,479	51,111	50,488
Condensate and light oil (bbl/d)	—	—	—	123	26	19	—	—	—	123	26	19
Other NGLs (bbl/d)	—	—	—	44	2	3	—	—	—	44	2	3
Natural gas (mcf/d)	—	—	—	3,911	1,231	2,000	—	—	—	3,911	1,231	2,000
Production volumes (boe/d)	56,628	59,581	65,016	52,298	51,344	50,843	—	—	—	108,926	110,925	115,859

Sales volumes (boe/d)	56,427	59,333	64,794	54,913	55,667	51,340	—	—	—	111,340	115,000	116,134

Segment revenues
Oil and natural gas sales	548.7	703.2	721.7	426.0	527.9	454.6	—	—	—	974.7	1,231.1	1,176.3
Sale of purchased products	—	5.8	2.4	5.0	—	4.9	9.4	7.2	—	14.4	13.0	7.3
Blending costs	(208.4)	(245.0)	(281.0)	(41.7)	(42.4)	(45.2)	—	—	—	(250.1)	(287.4)	(326.2)
Purchased product	—	(5.8)	(2.7)	(5.0)	—	(4.9)	(9.4)	(7.2)	—	(14.4)	(13.0)	(7.6)
Midstream revenue	—	—	—	—	—	—	6.6	—	—	6.6	—	—
Oil and natural gas sales, net of blending - continuing(2)	340.3	458.2	440.4	384.3	485.5	409.4	6.6	—	—	731.2	943.7	849.8

Segment expenses
Royalties	61.7	120.9	69.4	34.2	47.3	43.0	—	—	—	95.9	168.2	112.4
Production and operating – Energy	25.4	34.8	40.4	32.4	27.6	33.5	0.2	—	—	58.0	62.4	73.9
Production and operating – Non-energy	53.2	51.7	53.5	64.3	58.8	55.0	5.2	—	—	122.7	110.5	108.5
Transportation	21.8	22.1	21.2	72.4	76.2	66.8	—	—	—	94.2	98.3	88.0
Field Operating Income - Continuing(2)	178.2	228.7	255.9	181.0	275.6	211.1	1.2	—	—	360.4	504.3	467.0
Depletion, depreciation and amortization	37.7	42.3	43.2	114.3	111.0	100.6	3.7	3.9	3.8	155.7	157.2	147.6
General and administrative	7.9	7.0	7.1	13.2	12.0	12.1	—	—	—	21.1	19.0	19.2
Finance costs	0.7	0.8	0.8	0.8	1.1	0.9	13.3	10.6	10.6	14.8	12.5	12.3
Other (income) loss	—	—	—	—	—	—	(4.9)	0.1	(1.2)	(4.9)	0.1	(1.2)
Interest	—	—	—	—	—	—	45.8	43.7	38.4	45.8	43.7	38.4
Operating Earnings - Continuing	131.9	178.6	204.8	52.7	151.5	97.5	(56.7)	(58.3)	(51.6)	127.9	271.8	250.7

Loss on risk management contracts - realized	—	—	—	—	—	—	4.6	11.4	0.9	4.6	11.4	0.9
(Gain ) loss on risk management contracts - unrealized	—	—	—	—	—	—	(24.0)	(13.5)	77.1	(24.0)	(13.5)	77.1
Foreign exchange loss (gain) - realized	—	—	—	—	—	—	4.2	(0.5)	(0.2)	4.2	(0.5)	(0.2)
Foreign exchange (gain) loss - unrealized	—	—	—	—	—	—	(43.7)	7.4	(0.8)	(43.7)	7.4	(0.8)
Transaction related costs	—	—	—	—	—	—	14.2	0.3	0.6	14.2	0.3	0.6
Gain on marketable securities	—	—	—	—	—	—	(24.6)	—	(22.7)	(24.6)	—	(22.7)
Deferred tax expense	—	—	—	—	—	—	—	—	—	38.9	63.9	43.0
Income and comprehensive income from continuing operations										158.3	202.8	152.8
Income and comprehensive income from discontinued operations, net of tax										72.6	24.4	52.5
Income and comprehensive income										230.9	227.2	205.3

(1)	Comparative periods have been revised to reflect current period presentation, see the "Recent Developments" and "Discontinued Operations" sections of this MD&A.
(2)	A non-GAAP financial measure which does not have a standardized meaning under the Accounting Standards; see “Specified Financial Measures” section of this MD&A.

19 | STRATHCONA RESOURCES LTD.

	Cold Lake Segment			Lloydminster Segment			Corporate and Midstream			Consolidated(1)
For the Three Months Ended ($/boe)	Jun 30, 2025	Jun 30, 2024	Mar 31, 2025	Jun 30, 2025	Jun 30, 2024	Mar 31, 2025	Jun 30, 2025	Jun 30, 2024	Mar 31, 2025	Jun 30, 2025	Jun 30, 2024	Mar 31, 2025
Segment revenues
Oil and natural gas sales	73.28	91.46	84.17	79.11	98.15	90.79	—	—	—	75.72	94.21	86.61
Sale of purchased products	—	1.08	0.42	0.98	—	1.06	0.93	0.69	—	0.45	1.24	0.70
Blending costs	(7.04)	(6.64)	(8.58)	(2.16)	(2.31)	(2.19)	—	—	—	(4.21)	(4.04)	(5.27)
Purchased product	—	(1.07)	(0.46)	(1.00)	—	(1.06)	(0.93)	(0.69)	—	(0.44)	(1.24)	(0.72)
Midstream revenue	—	—	—	—	—	—	0.66	—	—	0.66	—	—
Oil and natural gas sales, net of blending - continuing(2)	66.24	84.83	75.55	76.93	95.84	88.60	0.66	—	—	72.18	90.17	81.32

Segment expenses
Royalties	12.01	22.39	11.90	6.85	9.34	9.32	—	—	—	9.46	16.07	10.76
Production and operating – Energy	4.93	6.45	6.94	6.50	5.45	7.25	0.02	—	—	5.73	5.96	7.08
Production and operating – Non-energy	10.34	9.58	9.18	12.85	11.61	11.90	0.50	—	—	12.10	10.55	10.38
Transportation	4.24	4.09	3.64	14.49	15.04	14.46	—	—	—	9.30	9.39	8.42
Field Operating Netback - Continuing(2)	34.72	42.32	43.89	36.24	54.40	45.67	0.14	—	—	35.59	48.20	44.68

Depletion, depreciation and amortization	7.33	7.83	7.41	22.85	21.91	21.77	0.37	0.37	0.37	15.36	15.03	14.12
General and administrative	1.53	1.29	1.23	2.66	2.38	2.60	—	—	—	2.09	1.81	1.83
Finance costs	0.15	0.15	0.13	0.16	0.21	0.20	1.32	1.01	1.02	1.47	1.19	1.18
Other (income) expense	—	—	—	—	—	—	(0.46)	0.01	(0.12)	(0.46)	0.01	(0.12)
Interest	—	—	—	—	—	—	4.52	4.17	3.68	4.52	4.17	3.68
Operating Earnings - Continuing	25.71	33.05	35.12	10.57	29.90	21.10	(5.61)	(5.56)	(4.95)	12.61	25.99	23.99

Effective royalty rate (%)(2)	18.1	26.4	15.8	8.9	9.7	10.5				13.1	17.8	13.2

(1)	Comparative periods have been revised to reflect current period presentation, see the "Recent Developments" and "Discontinued Operations" sections of this MD&A.
(2)	A non-GAAP financial measure which does not have a standardized meaning under the Accounting Standards; see “Specified Financial Measures” section of this MD&A.

20 | STRATHCONA RESOURCES LTD.

	Cold Lake Segment		Lloydminster Segment		Corporate and Midstream		Consolidated(1)
For the Six Months Ended ($ millions, unless otherwise indicated)	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Production volumes
Bitumen (bbl/d)	60,799	59,865	—	—	—	—	60,799	59,865
Heavy oil (bbl/d)	—	—	50,986	51,473	—	—	50,986	51,473
Condensate and light oil (bbl/d)	—	—	71	37	—	—	71	37
Other NGLs (bbl/d)	—	—	23	2	—	—	23	2
Natural gas (mcf/d)	—	—	2,961	1,242	—	—	2,961	1,242
Production volumes (boe/d)	60,799	59,865	51,574	51,719	—	—	112,373	111,584

Sales volumes (boe/d)	60,587	59,877	53,137	52,614	—	—	113,724	112,491

Segment revenues
Oil and natural gas sales	1,270.4	1,327.0	880.6	944.9	—	—	2,151.0	2,271.9
Sale of purchased product	2.4	6.8	9.9	—	9.4	8.2	21.7	15.0
Blending costs	(489.4)	(496.8)	(86.9)	(85.2)	—	—	(576.3)	(582.0)
Purchased product	(2.7)	(6.8)	(9.9)	—	(9.4)	(8.2)	(22.0)	(15.0)
Midstream revenue	—	—	—	—	6.6	—	6.6	—
Oil and natural gas sales, net of blending - continuing(2)	780.7	830.2	793.7	859.7	6.6	—	1,581.0	1,689.9

Segment expenses
Royalties	131.1	178.0	77.2	90.1	—	—	208.3	268.1
Production and operating – Energy	65.8	78.6	65.9	61.4	0.2	—	131.9	140.0
Production and operating – Non-energy	106.7	99.7	119.3	104.3	5.2	—	231.2	204.0
Transportation	43.0	43.7	139.2	141.4	—	—	182.2	185.1
Field Operating Income - Continuing(2)	434.1	430.2	392.1	462.5	1.2	—	827.4	892.7
Depletion, depreciation and amortization	80.9	85.2	214.9	210.1	7.5	7.7	303.3	303.0
General and administrative	15.0	13.0	25.3	22.8	—	—	40.3	35.8
Finance costs	1.5	1.6	1.7	2.3	23.9	20.0	27.1	23.9
Other income	—	—	—	—	(6.1)	—	(6.1)	—
Interest	—	—	—	—	84.2	89.1	84.2	89.1
Operating Earnings - Continuing	336.7	330.4	150.2	227.3	(108.3)	(116.8)	378.6	440.9

Loss on risk management contracts - realized	—	—	—	—	5.5	6.9	5.5	6.9
Loss on risk management contracts - unrealized	—	—	—	—	53.1	30.7	53.1	30.7
Foreign exchange loss - realized	—	—	—	—	4.0	1.5	4.0	1.5
Foreign exchange (gain) loss - unrealized	—	—	—	—	(44.5)	25.8	(44.5)	25.8
Transaction related costs	—	—	—	—	14.8	0.4	14.8	0.4
Gain on marketable securities	—	—	—	—	(47.3)	—	(47.3)	—
Unrealized loss on Sable remediation fund	—	—	—	—	—	0.1	—	0.1
Deferred tax expense	—	—	—	—	—	—	81.9	100.5
Income and comprehensive income from continuing operations							311.1	275.0
Income and comprehensive income from discontinued operations, net of tax							125.1	52.8
Income and comprehensive income							436.2	327.8

(1)	Comparative periods have been revised to reflect current period presentation, see the "Recent Developments" and "Discontinued Operations" sections of this MD&A.
(2)	A non-GAAP financial measure which does not have a standardized meaning under the Accounting Standards; see “Specified Financial Measures” section of this MD&A.

21 | STRATHCONA RESOURCES LTD.

	Cold Lake Segment		Lloydminster Segment		Corporate and Midstream		Consolidated(1)
For the Six Months Ended ($/boe)	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Segment revenues
Oil and natural gas sales	79.09	84.49	84.73	92.28	—	—	81.31	87.56
Sale of purchased products	0.22	0.62	1.02	—	0.46	0.40	1.05	0.73
Blending costs	(7.89)	(8.32)	(2.18)	(2.50)	—	—	(4.79)	(5.02)
Purchased product	(0.24)	(0.62)	(1.03)	—	(0.46)	(0.40)	(1.07)	(0.73)
Midstream revenue	—	—	—	—	0.32	—	0.32	—
Oil and natural gas sales, net of blending - continuing(2)	71.18	76.17	82.54	89.78	0.32	—	76.82	82.54

Segment expenses
Royalties	11.95	16.34	8.03	9.41	—	—	10.12	13.10
Production and operating – Energy	6.00	7.21	6.86	6.41	0.01	—	6.41	6.84
Production and operating – Non-energy	9.74	9.14	12.43	10.89	0.25	—	11.24	9.96
Transportation	3.92	4.00	14.47	14.77	—	—	8.85	9.04
Field Operating Netback - Continuing(2)	39.57	39.48	40.75	48.30	0.06	—	40.20	43.60

Depletion, depreciation and amortization	7.37	7.82	22.33	21.94	0.37	0.38	14.73	14.80
General and administrative	1.37	1.19	2.63	2.39	—	—	1.96	1.75
Finance costs	0.14	0.15	0.18	0.23	1.17	0.60	1.32	0.71
Other income	—	—	—	—	(0.30)	—	(0.30)	—
Interest	—	—	—	—	4.09	4.35	4.09	4.35
Operating Earnings - Continuing	30.69	30.32	15.61	23.74	(5.27)	(5.33)	18.40	21.99

Effective royalty rate (%)(2)	16.8	21.4	9.7	10.5			13.2	15.9

(1)	Comparative periods have been revised to reflect current period presentation, see the "Recent Developments" and "Discontinued Operations" sections of this MD&A.
(2)	A non-GAAP financial measure which does not have a standardized meaning under the Accounting Standards; see “Specified Financial Measures” section of this MD&A.

22 | STRATHCONA RESOURCES LTD.

Cold Lake Segment

Production at the Cold Lake segment for the three months ended June 30, 2025 decreased to 56,628 boe per day compared to 59,581 boe per day in the same period of 2024. This decrease was attributed to a planned turnaround at the Company's Tucker property in June. For the six months ended June 30, 2025, production increased to 60,799 boe per day, compared to 59,865 boe per day in the same period of 2024. This increase was primarily due to the performance of new Tucker wells drilled as part of the Company’s capital program, partially offset by downtime resulting from the planned turnaround at Tucker.

Oil and natural gas sales, net of blending, decreased to $340.3 million ($66.24 per boe) during the three months ended June 30, 2025 compared to $458.2 million ($84.83 per boe) for the same period of 2024. This decrease was primarily due to lower WCS Hardisty benchmark pricing and lower sales volumes due to the planned turnaround at the Company's Tucker property in June. During the six months ended June 30, 2025 oil and natural gas sales, net of blending, decreased to $780.7 million ($71.18 per boe) compared to $830.2 million ($76.17 per boe) for the same period of 2024. This decrease was primarily due to decreased WCS Hardisty benchmark pricing partially offset by higher sales volumes compared to the same period of 2024.

The effective royalty rate for the three and six months ended June 30, 2025 decreased to 18.1% and 16.8%, respectively, from 26.4% and 21.4% in the same periods of 2024. These decreases reflect lower average benchmark commodity prices.

Energy related production and operating expenses for the three and six months ended June 30, 2025 decreased to $25.4 million ($4.93 per boe) and $65.8 million ($6.00 per boe), respectively, compared to $34.8 million ($6.45 per boe) and $78.6 million ($7.21 per boe) in the same periods of 2024. These decreases were primarily attributable lower expenses due to the turnaround at Tucker, decreased electricity prices, and savings from the purchase of carbon credits, which lowered the Company's initial estimate of the carbon tax burden compared to legislated rates, partially offset by increased fuel costs due to higher natural gas benchmark prices.

Non-energy related production and operating expenses for the three and six months ended June 30, 2025 increased to $53.2 million ($10.34 per boe) and $106.7 million ($9.74 per boe), respectively, compared to $51.7 million ($9.58 per boe) and $99.7 million ($9.14 per boe), for the same periods of 2024. These increases were primarily attributable to higher surface maintenance costs, partially offset by a reduction in downhole maintenance and chemical expenses.

For the three months ended June 30, 2025, transportation expenses decreased to $21.8 million ($4.24 per boe) from $22.1 million ($4.09 per boe) in the same period of 2024. For the six months ended June 30, 2025, transportation expenses decreased to $43.0 million ($3.92 per boe) from $43.7 million ($4.00 per boe), in the same period of 2024. These decreases were primarily attributable to lower sales volumes due to the turnaround at Tucker and utilization of make-up rights.

Depletion, depreciation and amortization for the three months ended June 30, 2025 decreased to $37.7 million ($7.33 per boe) compared to $42.3 million ($7.83 per boe) in the same period of 2024. This decrease was primarily due to lower sales volumes and changes in management estimates which resulted in a lower depletion rate. Depletion, depreciation and amortization for the six months ended June 30, 2025 decreased to $80.9 million ($7.37 per boe) compared to $85.2 million ($7.82 per boe) in the same period of 2024. This decrease was primarily due to changes in management estimates which resulted in a lower depletion rate, partially offset by higher sales volumes.

General and administrative for the three months ended June 30, 2025 increased to $7.9 million ($1.53 per boe) compared to $7.0 million ($1.29 per boe) in the same period of 2024. General and administrative for the six months ended June 30, 2025 increased to $15.0 million ($1.37 per boe) compared to $13.0 million ($1.19 per boe) in the same period of 2024. These increases were due to higher personnel costs resulting from the growth of the business and the internal corporate re-organization completed in the fourth quarter of 2024 as well as increased information technology costs.

Lloydminster Segment

Production from the Lloydminster segment for the three months ended June 30, 2025, increased to 52,298 boe per day compared to 51,344 boe per day in the same period of 2024. This increase was due to new wells brought on stream at the Lloydminster Thermal properties. For the six months ended June 30, 2025, production remained relatively consistent at 51,574 boe per day, compared to 51,719 boe per day in the same periods of 2024.

During the three and six months ended June 30, 2025, sales volumes exceeded production volumes by 2,615 boe per day and 1,563 boe per day, respectively. In the fourth quarter of 2024 and the first quarter of 2025, the Company had a build up of heavy oil inventory related to volumes transported by rail due to weather conditions which resulted in congestion at major rail hubs. This inventory was sold in the second quarter resulting in inventory volumes at June 30, 2025 being reduced.

Oil and natural gas sales, net of blending, decreased to $384.3 million ($76.93 per boe) during the three months ended June 30, 2025 compared to $485.5 million ($95.84 per boe) for the same period of 2024. This decrease was primarily attributable to lower WCS Hardisty and USGC benchmark pricing and a decrease in sales volumes. Oil and natural gas sales, net of blending, decreased to $793.7 million ($82.54 per boe) during the six months ended June 30, 2025 compared to $859.7 million ($89.78 per boe) for the same period of 2024. This decrease was primarily attributable to lower WCS Hardisty and USGC benchmark pricing, partially offset by higher sales volumes.

23 | STRATHCONA RESOURCES LTD.

The effective royalty rate for the three and six months ended June 30, 2025 decreased to 8.9% and 9.7%, respectively, compared to 9.7% and 10.5% in the same periods of 2024. These decreases reflect lower average benchmark commodity prices.

Energy related production and operating expenses for the three and six months ended June 30, 2025 increased to $32.4 million ($6.50 per boe) and $65.9 million ($6.86 per boe), respectively, compared to $27.6 million ($5.45 per boe) and $61.4 million ($6.41 per boe) for the same periods in 2024. These increases were primarily due to higher fuel consumption resulting from a greater number of wells and expanded steam capacity at Meota West 2, increased fuel costs due to higher natural gas benchmark prices, partially offset by the utilization of internally generated carbon credits which lowered the Company's initial estimate of the carbon tax burden compared to legislated rates.

Non-energy related production and operating expenses for the three months ended June 30, 2025 increased to $64.3 million ($12.85 per boe) compared to $58.8 million ($11.61 per boe) in the same period of 2024. Non-energy related production and operating expenses for the six months ended June 30, 2025 increased to $119.3 million ($12.43 per boe), compared to $104.3 million ($10.89 per boe) for the same period in 2024. These increases were primarily due to higher downhole maintenance and chemical expenses.

For the three months ended June 30, 2025, transportation expenses decreased to $72.4 million ($14.49 per boe) compared to $76.2 million ($15.04 per boe) in the same period of 2024. For the six months ended June 30, 2025, transportation expenses decreased to $139.2 million ($14.47 per boe) from $141.4 million ($14.77 per boe) in the same period of 2024. These decreases were due to lower volumes being transported on rail.

Depletion, depreciation and amortization for the three months ended June 30, 2025 increased to $114.3 million ($22.85 per boe) compared to $111.0 million ($21.91 per boe) in the same period of 2024. Depletion, depreciation and amortization for the six months ended June 30, 2025 increased to $214.9 million ($22.33 per boe) compared to $210.1 million ($21.94 per boe) in the same period of 2024. These increases were primarily due to a higher proportion of sales volumes from areas subject to higher depletion rates.

General and administrative for the three months ended June 30, 2025 increased to $13.2 million ($2.66 per boe) compared to $12.0 million ($2.38 per boe) in the same period of 2024. General and administrative for the six months ended June 30, 2025 increased to $25.3 million ($2.63 per boe) compared to $22.8 million ($2.39 per boe) in the same period of 2024. These increases were due higher personnel costs resulting from the growth of the business and the internal corporate re-organization completed in the fourth quarter of 2024 as well as increased information technology costs.

DISCONTINUED OPERATIONS

Montney Asset Sales

During the six months ended June 30, 2025, the Company entered into three separate asset purchase and sale agreements to dispose of its Montney segment. The Montney segment represents a separate major line of business and geographical area of operations, therefore, its results have been classified as discontinued operations in accordance with IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations. See "Recent Developments" section of the MD&A for additional information.

24 | STRATHCONA RESOURCES LTD.

The following table summarizes the carrying value of the Kakwa and Grande Prairie assets held for sale and liabilities associated with assets held for sale as at June 30, 2025:

Assets held for sale
Balance as at December 31, 2024	—
Reclassified from property, plant and equipment, net	2,119.1
Disposition of assets held for sale	(154.1)
Balance as at June 30, 2025	1,965.0

Liabilities associated with assets held for sale
Balance as at December 31, 2024	—
Reclassified from lease and other obligations	137.5
Reclassified from decommissioning provision	25.9
Disposition of liabilities associated with assets held for sale	(0.8)
Balance as at June 30, 2025	162.6

Disposal group, June 30, 2025	1,802.4

Financial performance and cash flow information

The following table summarizes the Company's financial results from discontinued operations:

	Three Months Ended			Six Months Ended
($ millions, unless otherwise indicated)	June 30, 2025	June 30, 2024	March 31, 2025	June 30, 2025	June 30, 2024
Production volumes
Heavy oil (bbl/d)	49	—	—	25	—
Condensate and light oil (bbl/d)	20,524	20,094	20,663	20,594	19,663
Other NGLs (bbl/d)	12,258	11,424	11,834	12,047	11,580
Natural gas (mcf/d)	237,668	235,939	277,517	257,482	243,703
Production volumes (boe/d)	72,442	70,841	78,750	75,579	71,860

Sales volumes (boe/d)	72,466	70,841	78,750	75,591	71,860

Revenues
Oil and natural gas sales	234.7	241.2	282.7	517.4	499.2

Expenses
Royalties	8.7	25.8	25.8	34.5	52.1
Production and operating - Energy	—	2.5	1.8	1.8	3.7
Production and operating - Non-energy	39.2	39.0	47.0	86.2	80.9
Transportation and processing	56.3	50.9	54.4	110.7	107.5
Field Operating Income - Discontinued(1)	130.5	123.0	153.7	284.2	255.0

Depletion, depreciation and amortization	21.6	71.9	68.1	89.7	147.9
General and administrative	6.4	6.2	5.5	11.9	11.4
Finance costs	4.9	10.6	8.4	13.3	21.5
Operating Earnings - Discontinued(1)	97.6	34.3	71.7	169.3	74.2
Effective royalty rate(1)	3.7%	10.7%	9.1%	6.7%	10.4%

(1)	A non-GAAP financial measure which does not have a standardized meaning under the Accounting Standards; see “Specified Financial Measures” section of this MD&A.

25 | STRATHCONA RESOURCES LTD.

	Three Months Ended			Six Months Ended
($/boe)	June 30, 2025	June 30, 2024	March 31, 2025	June 30, 2025	June 30, 2024
Revenues
Oil and natural gas sales	35.60	37.42	39.89	37.82	38.17

Expenses
Royalties	1.32	4.00	3.63	2.52	3.98
Production and operating - Energy	—	0.39	0.25	0.13	0.28
Production and operating - Non-energy	5.95	6.05	6.62	6.30	6.19
Transportation and processing	8.54	7.90	7.68	8.09	8.22
Field Operating Netback - Discontinued(1)	19.79	19.08	21.70	20.78	19.50

Depletion, depreciation and amortization	3.28	11.15	9.61	6.56	11.31
General and administrative	0.97	0.94	0.78	0.87	0.86
Finance costs	0.74	1.35	0.89	0.97	1.34
Operating Earnings - Discontinued(1)	14.80	5.64	10.42	12.38	5.99

(1)	A non-GAAP financial measure which does not have a standardized meaning under the Accounting Standards; see “Specified Financial Measures” section of this MD&A.

The following table summarizes the cash flows from discontinued operations:

	Three Months Ended			Six Months Ended
($ millions, unless otherwise indicated)	June 30, 2025	June 30, 2024	March 31, 2025	June 30, 2025	June 30, 2024
Cash flow from (used in) discontinued operations
Operating activities	118.9	116.7	146.6	265.5	243.5
Financing activities	(95.3)	(10.2)	(38.7)	(134.0)	(20.4)
Investing activities	(133.7)	(115.2)	(116.5)	(250.2)	(242.9)
Change in cash from discontinued operations	(110.1)	(8.7)	(8.6)	(118.7)	(19.8)

Production at the Company’s Montney segment for the three and six months ended June 30, 2025 increased to 72,442 boe per day and 75,579 boe per day, respectively, compared to 70,841 boe per day and 71,860 boe per day in the same periods of 2024. These increases were primarily due to new wells brought on stream as part of the Company’s capital program, partially offset by the Groundbirch Asset Sale in early June.

Oil and natural gas sales for the three months ended June 30, 2025 decreased to $234.7 million ($35.60 per boe) compared to $241.2 million ($37.42 per boe) in the same period of 2024. This decrease was primarily due to the Groundbirch Asset Sale and lower realized prices as a result of lower liquids benchmark pricing, partially offset by higher sales volumes from Kakwa and Grande Prairie. Oil and natural gas sales for the six months ended June 30, 2025 increased to $517.4 million ($37.82 per boe) compared to $499.2 million ($38.17 per boe) in the same period of 2024. These increases were primarily attributable to higher sales volumes despite the Groundbirch Asset Sale.

For the three months ended June 30, 2025, effective royalty rate decreased to 3.7% compared to 10.7% in the same period of 2024. For the six months ended June 30, 2025, effective royalty rate decreased to 6.7% compared to 10.4% in the same period of 2024. These decreases were primarily due to annual favorable gas cost allowance credits relative to the comparable period and lower realized prices.

Non-energy related production and operating expenses for the three months ended June 30, 2025 remained consistent at $39.2 million ($5.95 per boe) compared to $39.0 million ($6.05 per boe) for the same period of 2024. Non-energy related production and operating expenses for the six months ended June 30, 2025 increased to $86.2 million ($6.30 per boe), compared to $80.9 million ($6.19 per boe) in the same period of 2024. This increase was primarily attributed to higher property taxes and increased downhole maintenance.

26 | STRATHCONA RESOURCES LTD.

Transportation and processing expenses for the three months ended June 30, 2025 increased to $56.3 million ($8.54 per boe) compared to $50.9 million ($7.90 per boe) in the same period of 2024. Transportation and processing expenses for the six months ended June 30, 2025 increased to $110.7 million ($8.09 per boe), compared to $107.5 million ($8.22 per boe) in the same period of 2024. These increases were primarily attributable to higher sales volumes.

Depletion, depreciation and amortization for the three months ended June 30, 2025 decreased to $21.6 million ($3.28 per boe) compared to $71.9 million ($11.15 per boe) in the same period of 2024. Depletion, depreciation and amortization for the six months ended June 30, 2025 decreased to $89.7 million ($6.56 per boe) compared to $147.9 million ($11.31 per boe) in the same period of 2024. These decreases are due to the cessation of depletion, depreciation and amortization upon classification to assets held for sale.

Finance costs for the three months ended June 30, 2025 decreased to $4.9 million ($0.74 per boe) compared to $10.6 million ($1.35 per boe) in the same period of 2024. Finance costs for the six months ended June 30, 2025 decreased to $13.3 million ($0.97 per boe) compared to $21.5 million ($1.34 per boe) in the same period of 2024. The decrease was primarily due to a reduction in accretion of other obligations due to the termination of an asset-backed financing arrangement on July 15, 2024 and entrance into a new asset-backed financing arrangement on August 9, 2024 with a lower principal balance and different terms.

27 | STRATHCONA RESOURCES LTD.

CAPITAL RESOURCES

Bank Credit Facilities

Covenant-Based Revolving Credit Facility and Term Credit Facility

As at June 30, 2025, the Company had a covenant-based revolving credit facility of $3.0 billion (December 31, 2024 - $2.5 billion) with a syndicate of Canadian, U.S. and international financial institutions (the “Revolving Credit Facility”) and a US$175.0 million covenant-based term facility (December 31, 2024 - $nil) (the "Term Credit Facility" and together with the Revolving Credit Facility, the "Credit Facilities"). The agreement governing the Credit Facilities (the “Credit Agreement”) includes an accordion feature which permits the Company to increase the available Credit Facilities by up to an additional $250.0 million, subject to the satisfaction of certain conditions.

The Credit Facilities have a maturity date of March 28, 2028, provided that the maturity date will be May 1, 2026 if the Senior Notes (as defined below) remain outstanding and have not been refinanced or legally defeased at such date. There are no mandatory payments on either the Revolving Credit Facility or the Term Credit Facility. Borrowings under the Revolving Credit Facility may be drawn and repaid from time to time by the Company in Canadian or U.S. dollars. Borrowings under the Term Credit Facility were made in a single upfront draw in U.S. dollars and amounts repaid by the Company may not be re-borrowed. The Credit Facilities are not subject to annual or semi-annual reviews.

The Credit Facilities bear interest at the applicable prime lending rate, base rate, Canadian Overnight Repo Rate Average ("CORRA") or Secured Overnight Financing Rate (“SOFR”) plus applicable margins. The applicable margin charged by the lenders is dependent on the Company’s Senior Debt to Adjusted EBITDA ratio (as defined below) for the most recently completed quarter. The Credit Facilities are guaranteed by the Company's subsidiaries, and are secured by a security interest in substantially all of the existing and future assets of the Company and its subsidiaries, including by way of a floating charge debenture granted by the Company and each of its subsidiaries.

As at June 30, 2025, the Company had letters of credit outstanding under the Revolving Credit Facility of $1.8 million (December 31, 2024 - $1.6 million).

Foreign Exchange Risk Management on U.S. Denominated Bank Debt

Strathcona periodically borrows in U.S. dollars and concurrently enters into cross-currency interest rate swap contracts to take advantage of an interest rate arbitrage that results from the relationship between Canadian and U.S. dollar interest rates and forward foreign exchange curves.

Foreign currency risk associated with these borrowings is offset at the time of borrowing as cross-currency interest rate swap contracts fix the principal and interest payments due at maturity. Debt on the balance sheet includes the Canadian dollar equivalent of U.S. borrowings translated at the period end exchange rate, which does not include the offsetting impact of cross-currency interest rate swaps. As at June 30, 2025 the cross-currency swap liability was $1.5 million (December 31, 2024 – an asset of $28.6 million) and total debt includes an unrealized gain of $1.5 million (December 31, 2024 – unrealized loss of $28.6 million) related to U.S. borrowings on the Revolving Credit Facility. Unrealized gains or losses on U.S. borrowings and offsetting unrealized gains or losses on cross-currency interest swap contracts are included in foreign exchange gains or losses in the interim financial statements.

As at June 30, 2025, the Company had the following cross-currency interest rate swap contracts outstanding totaling.

Notional (US$)	Maturity Date	Contract Price
175.0 million	July 28, 2025	CAD/USD 1.3695

Financial Covenants

The Credit Agreement has three financial covenants which are calculated quarterly (as set out below).

(i)	Total Debt to Adjusted EBITDA Ratio – All debt excluding the Financing Agreement (see Note 7 of the interim financial statements), capital leases and letters of credit constituting debt (“Total Debt”), each as defined in the Credit Agreement shall not exceed 4.0 times trailing 12-month net income before non-cash items, income taxes, interest expense and extraordinary and non-recurring losses, adjusted for material acquisitions or dispositions as if they occurred on the first day of the calculation period (“Adjusted EBITDA”). For the purposes of Adjusted EBITDA, lease payments are deducted from the calculation if a lease would have been considered an operating lease before the adoption of IFRS 16.

28 | STRATHCONA RESOURCES LTD.

(ii)	Senior Debt to Adjusted EBITDA Ratio – Total Debt excluding permitted junior debt (e.g. Senior Notes), as defined in the Credit Agreement, shall not exceed 3.5 times trailing 12-month Adjusted EBITDA.

(iii)	Interest Coverage Ratio – Trailing 12-month Adjusted EBITDA, shall not be less than 3.5 times cash interest expense, as defined in the Credit Agreement.

As at June 30, 2025, the Company was in compliance with such financial covenants.

Senior Notes

As at June 30, 2025, Strathcona had $680.4 million (December 31, 2024 - $719.2 million) of senior unsecured notes outstanding, with an aggregate principal amount of US$500.0 million, due August 1, 2026 (the “Senior Notes”). The Senior Notes bear interest at 6.875% per annum, payable semi-annually in arrears on February 1 and August 1 of each year. The Senior Notes are redeemable at Strathcona’s option, in whole or in part, at the following redemption prices.

Date	Price
August 1, 2024	101.719%
August 1, 2025 and thereafter	100.000%

The Senior Notes have no financial maintenance covenants.

Demand Letter of Credit Facility

As at June 30, 2025, the Company had a $200.0 million (December 31, 2024 - $100.0 million) demand letter of credit facility with a financial institution (the “LC Facility”). The LC Facility is supported by an account performance security guarantee issued by Export Development Canada in favor of the financial institution. The Company and its subsidiaries have indemnified Export Development Canada for the amount of any payment made by Export Development Canada to the financial institution pursuant to such account performance security guarantee; however, the obligations under such indemnity are unsecured. The letters of credit outstanding under the LC Facility do not impact the Company’s borrowing capacity under the Revolving Credit Facility. As at June 30, 2025, the Company had letters of credit in the amount of $68.7 million (December 31, 2024 - $70.3 million) outstanding under the LC Facility.

29 | STRATHCONA RESOURCES LTD.

CAPITAL MANAGEMENT AND LIQUIDITY

The Company’s policy is to maintain a strong capital base for the objectives of maintaining financial flexibility, creditor and market confidence and to sustain the future development of the business. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying petroleum and natural gas assets. The Company considers its capital structure to include equity, long-term debt and working capital.

The Company generally relies on Funds from Operations and its Credit Facilities to fund its capital requirements. Future liquidity depends primarily on Funds from Operations, availability on the Revolving Credit Facility and the ability to access debt and equity markets. All repayments of principal on the Credit Facilities are due at its maturity date.

The availability under the Revolving Credit Facility is summarized in the following table.

As at	June 30, 2025	December 31, 2024
Revolving Credit Facility capacity	3,005.0	2,500.0
Term Credit Facility capacity(1)	238.1	—
Credit Facilities debt (1)	(2,488.6)	(1,766.9)
Unrealized (gain) loss on U.S. borrowings	(1.5)	28.6
Letters of credit outstanding	(1.8)	(1.6)
Availability	751.2	760.1

(1)	CAD equivalent converted at the period end exchange rate.

The Company has a working capital surplus as part of its current capital structure. As at June 30, 2025, the working capital surplus was $407.0 million (December 31, 2024 - $545.6 million working capital deficiency). Management believes that its current capital resources and its ability to manage cash flow and working capital levels will allow the Company to meet its current and future obligations, to make scheduled interest payments, to fund planned capital expenditures and to fund the other needs of the business for at least the next 12 months. However, no assurance can be given that this will be the case or that future or additional sources of capital will not be necessary. The Company’s cash flow and the development of projects are subject to certain risk factors discussed in the “Risk Factors” section of the Annual Information Form for the year ended December 31, 2024.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The oil and natural gas industry is cyclical and commodity prices can be volatile, both of which are expected to impact the Company’s future revenue and profitability. A sustained decline in commodity prices and increased inflation and interest rates could adversely affect our business, financial condition and results of operations, liquidity and ability to meet financial commitments when due or delay planned capital expenditures. The imposition of tariffs or other tariff barriers may negatively impact the Company's realized prices, the timing of cash flows where production is directly exported by the Company and may increase certain of the Company's input costs.

The Company regularly prepares and updates budgets and forecasts in order to monitor its liquidity and ability to meet its financial obligations and commitments, including the ability to comply with the financial covenants under the Credit Facilities.

DECOMMISSIONING LIABILITY

At June 30, 2025, Strathcona’s discounted decommissioning provision balance was $249.4 million (December 31, 2024 - $290.7 million) for future abandonment and reclamation of the Company’s oil and natural gas properties. During the six months ended June 30, 2025, the Company incurred $26.8 million of decommissioning expenditures to settle existing liabilities and reclassified $25.9 million to liabilities associated with assets held for sale. The balance was also impacted by additions made as a result of new wells and facilities, accretion and changes in estimates.

30 | STRATHCONA RESOURCES LTD.

CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET ARRANGEMENTS

Strathcona has contractual obligations in the normal course of business which may include purchase of assets and services, operating agreements, transportation commitments, sales commitments, royalty obligations, lease rental obligations, employee agreements and debt. These obligations are of a recurring, consistent nature and impact Strathcona’s cash flows in an ongoing manner.

The following tables detail the undiscounted cash flows and contractual maturities of the Company’s financial liabilities as at June 30, 2025.

	Total	<1 year	1-3 years	4-5 years	> 5 years
Credit Facilities(1)	2,490.1	—	2,490.1	—	—
Senior Notes(2)	750.6	46.8	703.8	—	—
Accounts payable and accrued liabilities	836.7	836.7	—	—	—
Risk management contract liability	108.3	19.5	88.8	—	—
Lease obligations - continuing operations(3)	108.3	34.6	33.1	11.1	29.5
Discontinued operations(3)	192.9	31.1	61.9	55.0	44.9
Total	4,486.9	968.7	3,377.7	66.1	74.4

(1)	Contractual amount reflects contracted settlement price on cross currency interest rate swap contracts and excludes future interest payments on borrowings.

(2)	Amounts represent repayment of the Senior Notes ($680.4 million) and associated interest payments ($70.2 million) based on the foreign exchange rate in effect on June 30, 2025.

(3)	Amounts relate to undiscounted payments for lease obligations.

As at June 30, 2025, the Company was committed to the following non-cancellable payments.

	Total	< 1 year	1-3 years	4-5 years	> 5 years
Transportation and processing	788.4	138.9	208.2	153.7	287.6
Capital	135.8	135.8	—	—	—
Other	33.6	23.8	8.3	1.5	—
Discontinued operations	1,040.2	153.5	293.5	237.9	355.3
Total	1,998.0	452.0	510.0	393.1	642.9

In the normal course of business, the Company is obligated to make future payments, including contractual obligations and non-cancellable commitments. The Company generally expects to meet these commitments through funds from operations and draws on its Revolving Credit Facility. Strathcona does not maintain off-balance sheet transactions, arrangements, obligations or other relationships with unconsolidated entities or others that are reasonably likely to have a material current or future effect on the Company’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources and which are not disclosed in the interim financial statements or notes thereto.

31 | STRATHCONA RESOURCES LTD.

SUBSCRIPTION RECEIPTS

On May 30, 2025, Strathcona formally commenced an offer to acquire all of the issued and outstanding common shares of MEG Energy Corp. not already owned by Strathcona (the “MEG Transaction“). In connection with the MEG Transaction, on June 27, 2025, the Company entered into a subscription receipt agreement with affiliates of Waterous Energy Fund III ("WEF III"), a related party of the Company, under which 21.4 million subscription receipts of the Company were issued to WEF III at a price of $30.92 per receipt, for aggregate gross proceeds of $661.7 million (the "Subscription Receipt Agreement"). The subscription receipts were issued into escrow and will convert into common shares of the Company upon successful completion of the MEG transaction. If the MEG transaction is not completed, the proceeds will be returned to WEF III.

Under the terms of the Subscription Receipt Agreement, the Company is obligated to make a dividend equivalent payment (“DEP”) to WEF III in the event that dividends are declared on the Company’s common shares prior to either their conversion to common shares or termination of the subscription receipts. The DEP is recorded in the same manner as dividends on common shares, with a charge to retained earnings and a corresponding liability recognized in accounts payable and accrued liabilities. As at June 30, 2025, the Company has recorded a DEP of $6.4 million (or $0.30 per subscription receipt).

SHARE CAPITAL

The authorized capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares. No preferred shares have been issued by the Company as at June 30, 2025 (December 31, 2024 – nil).

The following table summarizes the number of shares outstanding as at August 7, 2025:

Share Class	Shares Outstanding at August 7, 2025
Common shares	214,235,608

Dividends

During the three and six months ended June 30, 2025, excluding the DEP, Strathcona declared and paid total dividends of $64.3 million ($0.30 per common share) and $120.0 million ($0.56 per common share), respectively ($nil - in the three and six months ended June 30, 2024).

On August 7, 2025, the Board declared a quarterly dividend of $0.30 per common share to be paid on September 22, 2025 to all shareholders of record on September 12, 2025.

32 | STRATHCONA RESOURCES LTD.

SUMMARY OF QUARTERLY RESULTS

	2025		2024(1)				2023(1)
($ millions, unless otherwise indicated)	Q2	Q1(1)	Q4	Q3	Q2	Q1	Q4	Q3
Operating results (boe/d)
Average production volumes	181,368	194,609	187,203	178,235	181,766	185,122	186,064	147,461
Continuing operations	108,926	115,859	111,013	109,328	110,925	112,242	112,832	109,661
Discontinued operations	72,442	78,750	76,190	68,907	70,841	72,880	73,232	37,800

Financial Results

Oil and natural gas sales	1,216.0	1,459.0	1,292.8	1,272.5	1,472.3	1,298.8	1,287.6	1,300.2
Continuing operations	981.3	1,176.3	1,042.4	1,059.1	1,231.1	1,040.8	1,029.8	1,160.9
Discontinued operations	234.7	282.7	250.4	213.4	241.2	258.0	257.8	139.3

Net income (loss)	230.9	205.3	87.9	188.0	227.2	100.6	263.7	(41.1)
Continuing operations	158.3	152.8	48.6	183.9	202.8	72.3	211.6	(92.5)
Discontinued operations	72.6	52.5	39.3	4.1	24.4	28.3	52.1	51.4

Net income (loss) per share	1.08	0.96	0.41	0.88	1.06	0.47	1.23	(0.02)
Continuing operations	0.74	0.71	0.23	0.86	0.95	0.34	0.99	(0.04)
Discontinued operations	0.34	0.25	0.18	0.02	0.11	0.13	0.24	0.02

Operating Earnings(2)	225.5	322.4	190.0	265.4	306.1	209.0	202.1	289.9
Continuing operations	127.9	250.7	135.4	253.2	271.8	169.1	131.3	221.9
Discontinued operations(2)	97.6	71.7	54.6	12.2	34.3	39.9	70.8	68.0

Free Cash Flow(2)	32.0	184.0	0.3	200.6	247.3	157.9	150.8	158.0
Continuing operations(2)	43.5	168.8	1.2	105.1	247.2	50.8	145.9	149.6
Discontinued operations(2)	(11.5)	15.2	(0.9)	95.5	0.1	107.1	4.9	8.4

Capital expenditures(3)	379.0	350.0	392.5	319.6	298.0	286.1	307.8	260.2
Decommissioning expenditures(3)	3.3	23.5	12.7	8.5	2.9	11.6	13.8	7.1

(1)	Comparative periods have been revised to reflect current period presentation, see the "Recent Developments" and "Discontinued Operations" sections of this MD&A.

(2)	A non-GAAP financial measure which does not have a standardized meaning under the Accounting Standards; see “Specified Financial Measures” section of this MD&A.

(3)	Includes continuing and discontinued operations.

Over the past eight quarters, the Company’s oil and natural gas sales have fluctuated due to the volatility in the crude oil, condensate and natural gas benchmark prices, oil price differentials, changes in production and the Groundbirch Asset Sale. The Company’s production has fluctuated due to asset acquisitions and dispositions, changes in its development capital spending levels and natural declines.

Net income (loss) has fluctuated over the past eight quarters primarily due to the changes in Funds from Operations, the Groundbirch Asset Sale, unrealized gains and losses from risk management contracts, which fluctuate with changes in forward market prices and foreign exchange rates, unrealized gain on marketable securities, which fluctuate with changes in listed share prices, foreign exchange gains and losses associated with the Company’s Senior Notes, fluctuations in natural gas and power pricing and the associated impact on energy-related production and operating costs, inflationary pressure and fluctuations in deferred tax expense or recovery.

Capital expenditures have fluctuated throughout the past eight quarters due to changes in the Company’s development capital spending levels which vary based on a number of factors, including the prevailing commodity price environment.

33 | STRATHCONA RESOURCES LTD.

SPECIFIED FINANCIAL MEASURES

Non-GAAP and Other Financial Measures and Ratios

Non-GAAP financial measures and ratios are used internally by management to assess the performance of the Company. They also provide investors with meaningful metrics to assess the Company’s performance compared to other companies in the same industry. However, the Company’s use of these terms may not be comparable to similarly defined measures presented by other companies. Investors are cautioned that these measures should not be construed as an alternative to financial measures determined in accordance with GAAP and these measures should not be considered to be more meaningful than GAAP measures in evaluating the Company’s performance.

The term “Oil and natural gas sales, net of blending” is calculated by deducting purchased product and blending costs from oil and natural gas sales and sale of purchased product. Management uses this metric to isolate the revenue associated with the Company’s operations after accounting for the unavoidable cost of blending. A quantitative reconciliation of Oil and natural gas sales, net of blending to the most directly comparable GAAP financial measure, Oil and natural gas sales, is contained under the heading “Revenue and Realized Prices - Oil and Natural Gas Sales Net of Blending” and “Segment Results” of this MD&A.

Oil and natural gas sales, net of blending, is also reflected on a per boe basis calculated using sales volumes. Management also calculates “Bitumen blend per bbl” and “Heavy oil, blended and raw per bbl” by deducting the associated purchased product and blending cost from oil and natural gas sales and sale of purchased product and dividing by the respective sales volume. This ratio is useful to management when analyzing realized pricing against benchmark commodity prices.

The term “Effective royalty rate” is calculated by dividing royalties by oil and natural gas sales and sale of purchased product, net of blending costs and purchased product. This metric allows management to analyze the movement of royalty expenses in relation to realized and benchmark commodity prices.

“Field Operating Income” and “Field Operating Netback” are common metrics used in the oil and natural gas industry to assess the profitability and efficiency of the Company’s field operations. A quantitative reconciliation of Field Operating Income and Field Operating Netback to the most directly comparable GAAP financial measure, Operating Earnings, is contained under the heading “Segment Results” and "Discontinued Operations" of this MD&A.

“Operating Earnings - Discontinued” is considered a key financial metric for evaluating the profitability of Strathcona’s discontinued business. A quantitative reconciliation of Operating Earnings - Discontinued to the most directly comparable GAAP financial measure, Oil and natural gas sales, is contained under the heading "Discontinued Operations" of this MD&A.

“Funds from Operations” is used by management to analyze operating performance and provides an indication of the funds generated by Strathcona’s principal business to either fund operating activities, re-invest to either maintain or grow the business or make debt repayments. Funds from Operations is derived from Operating Earnings and adjusted for depletion, depreciation and amortization, finance costs, gains and losses on risk management contracts – realized and gains and losses on foreign exchange - realized.

“Free Cash Flow” indicates funds available for deleveraging, funding future growth, or shareholder returns. Free Cash Flow is derived from Operating Earnings and adjusted for DD&A, finance costs, gains and losses on risk management contracts – realized and gains and losses on foreign exchange - realized, capital expenditures and decommissioning costs.

34 | STRATHCONA RESOURCES LTD.

Quantitative reconciliations of Funds from Operations and Free Cash Flow for both continuing and discontinued operations to the most directly comparable GAAP financial measure, Operating Earnings, are set forth below.

	Three Months Ended			Six Months Ended
($ millions, unless otherwise indicated)	June 30, 2025	June 30, 2024(1)	March 31, 2025(1)	June 30, 2025	June 30, 2024(1)
Operating Earnings - Continuing	127.9	271.8	250.7	378.6	440.9
Depletion, depreciation and amortization	155.7	157.2	147.6	303.3	303.0
Finance costs	14.8	12.5	12.3	27.1	23.9
Decommissioning government grant	—	0.2	—	—	0.2
Loss on risk management contracts - realized	(4.6)	(11.4)	(0.9)	(5.5)	(6.9)
Foreign exchange (loss) gain - realized	(4.2)	0.5	0.2	(4.0)	(1.5)
Funds from Operations - Continuing	289.6	430.8	409.9	699.5	759.6
Capital expenditures	(244.7)	(182.2)	(234.1)	(478.8)	(340.6)
Decommissioning costs	(1.4)	(1.4)	(7.0)	(8.4)	(4.5)
Free Cash Flow - Continuing	43.5	247.2	168.8	212.3	414.5

	Three Months Ended			Six Months Ended
($ millions, unless otherwise indicated)	June 30, 2025	June 30, 2024(1)	March 31, 2025(1)	June 30, 2025	June 30, 2024(1)
Operating Earnings - Discontinued	97.6	34.3	71.7	169.3	74.2
Depletion, depreciation and amortization	21.6	71.9	68.1	89.7	147.9
Finance costs	4.9	10.6	8.4	13.3	21.5
Funds from Operations - Discontinued	124.1	116.8	148.2	272.3	243.6
Capital expenditures	(133.7)	(115.2)	(116.5)	(250.2)	(242.9)
Decommissioning costs	(1.9)	(1.5)	(16.5)	(18.4)	(10.0)
Free Cash Flow - Discontinued	(11.5)	0.1	15.2	3.7	(9.3)

The following table reconciles operating earnings, funds from operations and free cash flow from continuing and discontinued operations:

	Three Months Ended			Six Months Ended
($ millions, unless otherwise indicated)	June 30, 2025	June 30, 2024(1)	March 31, 2025(1)	June 30, 2025	June 30, 2024(1)
Operating Earnings - Continuing	127.9	271.8	250.7	378.6	440.9
Operating Earnings - Discontinued	97.6	34.3	71.7	169.3	74.2
Operating Earnings	225.5	306.1	322.4	547.9	515.1

Funds from Operations - Continuing	289.6	430.8	409.9	699.5	759.6
Funds from Operations - Discontinued	124.1	116.8	148.2	272.3	243.6
Funds from Operations	413.7	547.6	558.1	971.8	1,003.2

Free Cash Flow - Continuing	43.5	247.2	168.8	212.3	414.5
Free Cash Flow - Discontinued	(11.5)	0.1	15.2	3.7	(9.3)
Free Cash Flow	32.0	247.3	184.0	216.0	405.2

(1)	Comparative periods have been revised to reflect current period presentation, see the "Recent Developments" and "Discontinued Operations" sections of this MD&A.

35 | STRATHCONA RESOURCES LTD.

APPLICATION OF CRITICAL ACCOUNTING ESTIMATES

Certain accounting policies require that management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Management reviews its estimates on a regular basis. The emergence of new information and changed circumstances may result in actual results or changes to estimates that differ materially from current estimates. The Company’s use of estimates and judgements in preparing the interim financial statements are discussed in Note 2 of the annual financial statements.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Strathcona is required to comply with National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"). The certification of interim filings for the interim period ended June 30, 2025 requires that Strathcona disclose in the interim MD&A any changes in Strathcona's internal controls over financial reporting ("ICFR") that occurred during the period that have materially affected, or are reasonably likely to materially affect, Strathcona's ICFR. Strathcona confirms that no such changes were made to its ICFR during the three months ended June 30, 2025.

ADVISORIES REGARDING OIL & GAS INFORMATION

This MD&A contains various references to the abbreviation “boe” which means barrels of oil equivalent. All boe conversions in this MD&A are derived by converting gas to oil at the ratio of six thousand cubic feet (“mcf”) of natural gas to one barrel (“bbl”) of crude oil. Boe may be misleading, particularly if used in isolation. A boe conversion rate of 1 bbl : 6 mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio of oil compared to natural gas based on currently prevailing prices is significantly different than the energy equivalency ratio of 1 bbl : 6 mcf, utilizing a conversion ratio of 1 bbl : 6 mcf may be misleading as an indication of value. References to “liquids” in this MD&A refer to, collectively, bitumen, heavy oil, condensate and light oil and other natural gas liquids (“NGL”) (comprised of ethane, propane and butane only).

National Instruments 51-101 - Standards of Disclosure for Oil and Gas Activities includes condensate within the natural gas liquids product type. The Company has disclosed condensate as combined with light oil and separately from other natural gas liquids in this MD&A since the price of condensate as compared to other natural gas liquids is currently significantly higher and the Company believes that this presentation provides a more accurate description of its operations and results therefrom. References to “oil and condensate" in this MD&A refer to, collectively, light and medium crude oil, heavy crude oil, bitumen and natural gas liquids. References to "natural gas" in this MD&A refer to conventional natural gas.

36 | STRATHCONA RESOURCES LTD.

The Company’s three and six month average daily production volumes for 2025 and 2024, and the references to “natural gas”, “crude oil” and “condensate”, reported in this MD&A consist of the following product types, as defined in NI 51-101 and using a conversion ratio of 6 mcf : 1 bbl where applicable:

	Three Months Ended			Six Months Ended
	June 30, 2025	June 30, 2024(1)	March 31, 2025(1)	June 30, 2025	June 30, 2024(1)
Cold Lake segment

Heavy crude oil (bbl/d)	—	—	—	—	—
Light and medium crude oil (bbl/d)	—	—	—	—	—
Total crude oil (bbl/d)	—	—	—	—	—
Bitumen (bbl/d)	56,628	59,581	65,016	60,799	59,865
NGLs (bbl/d)	—	—	—	—	—
Total liquids (bbl/d)	56,628	59,581	65,016	60,799	59,865
Conventional natural gas (mcf/d)	—	—	—	—	—
Total (boe/d)	56,628	59,581	65,016	60,799	59,865

Lloydminster segment

Heavy crude oil (bbl/d)	51,479	51,111	50,488	50,986	51,473
Light and medium crude oil (bbl/d)	121	26	17	69	37
Total crude oil (bbl/d)	51,600	51,137	50,505	51,055	51,510
Bitumen (bbl/d)	—	—	—	—	—
NGLs (bbl/d)	46	2	5	25	2
Total liquids (bbl/d)	51,646	51,139	50,510	51,080	51,512
Conventional natural gas (mcf/d)	3,911	1,231	2,000	2,961	1,242
Total (boe/d)	52,298	51,344	50,843	51,574	51,719

Discontinued operations

Heavy crude oil (bbl/d)	49	—	—	25	—
Light and medium crude oil (bbl/d)	302	764	487	394	634
Total crude oil (bbl/d)	351	764	487	419	634
Bitumen (bbl/d)	—	—	—	—	—
NGLs (bbl/d)	32,480	30,754	32,010	32,247	30,609
Total liquids (bbl/d)	32,831	31,518	32,497	32,666	31,243
Conventional natural gas (mcf/d)	237,668	235,939	277,517	257,482	243,703
Total (boe/d)	72,442	70,841	78,750	75,579	71,860

Consolidated

Heavy crude oil (bbl/d)	51,528	51,111	50,488	51,011	51,473
Light and medium crude oil (bbl/d)	423	790	504	463	671
Total crude oil (bbl/d)	51,951	51,901	50,992	51,474	52,144
Bitumen (bbl/d)	56,628	59,581	65,016	60,799	59,865
NGLs (bbl/d)	32,526	30,756	32,015	32,272	30,611
Total liquids (bbl/d)	141,105	142,238	148,023	144,545	142,620
Conventional natural gas (mcf/d)	241,579	237,170	279,517	260,443	244,945
Total (boe/d)	181,368	181,766	194,609	187,952	183,444

(1)	Comparative periods have been revised to reflect current period presentation, see the "Recent Developments" and "Discontinued Operations" sections of this MD&A.

37 | STRATHCONA RESOURCES LTD.

FORWARD-LOOKING INFORMATION

Certain statements contained in this MD&A constitute forward-looking information within the meaning of applicable securities laws. The forward-looking information in this MD&A is based on Strathcona’s current internal expectations, estimates, projections, assumptions and beliefs. Such forward-looking information is not a guarantee of future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information. The Company believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable as of the time of such information, but no assurance can be given that these factors, expectations and assumptions will prove to be correct, and such forward-looking information included in this MD&A should not be unduly relied upon.

The use of any of the words “expect”, “anticipate”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “believe”, “depends”, “could” and similar expressions are intended to identify forward-looking information. In particular, but without limiting the generality of the foregoing, this MD&A contains forward-looking information pertaining to the following: the Company’s business strategy and future plans; the Company’s 2025 production and capital spending guidance; the estimated gain on disposal of assets held for sale in respect of the Montney asset sales; the use of proceeds from the sale of the Company's Montney assets, including the potential payment of a distribution to Strathcona's shareholders; the expected number of common shares to be issued in connection with the MEG Offer and second stage transaction, as applicable, and the expected total number of issued and outstanding common shares thereafter; the Company's expectation that it will fund the aggregate cash consideration payable pursuant to the Offer and any second stage transaction, as applicable, through a combination of a draw down on the Credit Facilities and using the proceeds from the WEF III Equity Investment; the expected ownership of WEF following completion of the MEG Offer and any second stage transaction, as applicable; the declaration and payment of dividends, including the amount and timing thereof; the Company’s use of hedging arrangements; the Company’s ability to meet current and future obligations, including making scheduled principal and interest payments, to fund planned capital expenditures and to fund the other needs of the business; future liquidity and financial capacity; anticipated proceeds from financial instruments, including commodity contracts; and sources of funding for the Company’s capital program, the terms of Strathcona’s future contractual obligations, including its obligations under the Credit Agreement and Senior Notes and oil and natural gas prices and differentials.

All forward-looking information reflects Strathcona’s beliefs and assumptions based on information available at the time the applicable forward-looking information is disclosed and in light of the Company’s current expectations with respect to such things as: the success of Strathcona’s operations and growth and expansion projects; expectations regarding production growth, future well production rates and reserve volumes; expectations regarding Strathcona's capital program; Strathcona's ability to declare and pay dividends; expectations regarding the impact of tariffs on Strathcona's operations and its ability to effectively mitigate the impact thereof; the outlook for general economic trends, industry trends, prevailing and future commodity prices, foreign exchange rates and interest rates; prevailing and future royalty regimes and tax laws; future well production rates and reserve volumes; fluctuations in energy prices based on worldwide demand and geopolitical events; the impact of inflation; the integrity and reliability of Strathcona’s assets; decommissioning obligations; Strathcona’s ability to comply with its financial covenants; and the governmental, regulatory and legal environment, including expectations regarding the current and future carbon tax regime and regulations. In addition, certain forward-looking information with respect to the Company’s 2025 guidance assumes commodity prices and exchange rates of: US$70 / bbl WTI, US$13 / bbl WCS-WTI differential, 1.38 USD-CAD and C$3 / GJ AECO.

The forward-looking information included in this MD&A in respect of the MEG Offer and any anticipated benefits thereof is based on information currently available to the Company about itself and MEG and the businesses in which they operate. Information used in developing such forward-looking information has been acquired from various sources, including third party consultants, suppliers and regulators, among others. The material assumptions used to develop such forward-looking information includes, but are not limited to: the conditions of the MEG Offer will be satisfied on a timely basis in accordance with their terms; the ability of the Company to complete the combination of the Company and MEG, pursuant to the MEG Offer or otherwise, and to integrate the Company's and MEG's respective businesses and operations and realize the anticipated strategic, operational and financial benefits synergies from the acquisition of MEG by the Company; the anticipated synergies and other anticipated benefits of the MEG Offer will be realized in a manner consistent with the Company's expectations; future production rates and estimates of capital and operating costs of the combined company; the combined company's reserves volumes and the net present values thereof; anticipated timing and results of capital expenditures of the combined company; MEG's public disclosure is accurate and that MEG has not failed to publicly disclose any material information respecting MEG, its business, operations, assets, material agreements, or otherwise; there will be no material changes to laws adversely affecting the Company's or MEG's operations; and the impact of the current economic climate and financial, political and industry conditions on the Company's and MEG's operations, including its financial condition and asset value, will remain consistent with the Company's current expectations.

38 | STRATHCONA RESOURCES LTD.

Management believes that its assumptions and expectations reflected in the forward-looking information contained herein are reasonable based on the information available on the date such information is provided and the process used to prepare the information. However, it cannot assure readers that these expectations will prove to be correct.

The forward-looking information included in this MD&A is not a guarantee of future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information, including, without limitation: changes in commodity prices; changes in the demand for or supply of Strathcona’s products; the continued impact, or further deterioration, in global economic and market conditions, including from inflation and/or certain geopolitical conflicts, such as the ongoing Russia/Ukraine conflict, the conflict in the Middle East, and other heightened geopolitical risks, including the imposition of tariffs or other trade barriers, and the ability of the Company to carry on operations as contemplated in light of the foregoing; determinations by the Organization of the Petroleum Exporting Countries and other countries as to production levels; unanticipated operating results or production declines; changes in tax or environmental laws, climate change, royalty rates or other regulatory matters; changes in Strathcona’s development plans or by third party operators of Strathcona’s properties; failure to achieve anticipated results of its operations; competition from other producers; inability to retain drilling rigs and other services; failure to realize the anticipated benefits of the Company’s acquisitions, dispositions or corporate reorganizations; incorrect assessment of the value of acquisitions; delays resulting from or inability to obtain required regulatory approvals; increased debt levels or debt service requirements; inflation; changes in foreign exchange rates; inaccurate estimation of Strathcona’s oil and gas reserve and contingent resource volumes; limited, unfavourable or a lack of access to capital markets or other sources of capital; increased costs; a lack of adequate insurance coverage; the impact of competitors; the risk of failure to satisfy the conditions to the MEG Offer; the risk that the anticipated synergies and other benefits of the MEG Offer may not be realized;and the other factors discussed under the “Risk Factors” section in the Company's Management's Discussion and Analysis and Annual Information Form for the year ended December 31, 2024, a copy of each of which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

The purpose of the capital expenditure guidance is to assist readers in understanding Strathcona's expected and targeted financial position and performance, and this information may not be appropriate for other purposes.

The foregoing risks should not be construed as exhaustive. The forward-looking information contained in this MD&A speaks only as of the date of this MD&A and Strathcona does not assume any obligation to publicly update or revise such forward-looking information to reflect new events or circumstances, except as may be required pursuant to applicable laws. Any forward-looking information contained herein is expressly qualified by this cautionary statement.

ADDITIONAL INFORMATION

Additional information about Strathcona, including Strathcona's Annual Information Form for the year ended December 31, 2024 and the interim financial statements, can be found at: www.sedarplus.ca and www.strathconaresources.com.

39 | STRATHCONA RESOURCES LTD.